SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 10, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Statements

     FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

SABESP

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(São Paulo State Water and Sewage Services Company- SABESP)

Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENT

MANAGEMENT REPORT

BALANCE SHEETS

STATEMENTS OF INCOME

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CHANGES IN FINANCIAL POSITION

NOTES TO THE FINANCIAL STATEMENTS

AUDIT COMMITTEE OPINION

INDEPENDENT AUDITORS’ REPORT

MANAGEMENT REPORT - 2005

The Management of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the São Paulo State Water and Sewage Services Company) hereby submits to its shareholders the Management Report and Financial Statements for the year 2005, along with the opinions of the Independent Auditors and the Audit Committee.

SABESP, Latin America’s largest basic sanitation company, aims at enhancing its operations so as to comply with its mission, based on the impartial right to universal sanitation as part of the recovery of citizenship, health, life quality of the people and the development of São Paulo.

In 2005, as a result of the recovery of the rainfall levels, as well as the optimized operation of the Metropolitan Integrated System, it has been possible a most proper management of the water resources and of the production capacity, with recovery of the water sources and the elimination of the risk of rationing in the São Paulo Metropolitan Region. Therefore, SABESP recovered growth, seeking to overcome its major challenge: to win the duality between the business and the provision of an essential public service, obtaining a remarkable result in its operating and financial performance.

It is important to emphasize the increase of the sewage invoiced volume - 5%. As a consequence, the gross revenue with the sewage services increased from R$ 1,968.0 million in 2004 to R$ 2,286.5 million in 2005. In São Paulo Metropolitan Region alone, 81,000 new connections were made, serving 345,000 inhabitants. One of the main reasons for such increase was the Tietê Project Second Stage, which is funded with resources of the Interamerican Development Bank (IDB).

In the beginning of 2005, falling due debt was of approximately R$ 1.5 billion, 63% of which in foreign currency. With the settlement of the Eurobond in the amount of US$ 275 million by using the funds obtained from the 8th Issue of debentures, it was possible to reduce total debt exposure in foreign currency from 38% to 24% in December 2005.

The recovery of the net profit and of the EBITDA margin was also outstanding in 2005. The expressive profit of R$ 865.6 million in the year 2005 was a result of the increase in the invoiced volume of water and sewage arising from the resumption of the consumption standards, the tariffs rates adjustment and the 11.8% appreciation of the Brazilian currency to the US Dollar. There was a significant increase in EBITDA margin, which represents 46.1% in 2005 compared to 43.8% in 2004.

Law No. 12.292, which has been enacted on March 02, 2006, expands SABESP’s operating area by allowing it to operate in other states and overseas.

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

1. THE COMPANY

The Company is engaged in the operation of the public water supply and sewage treatment systems for the population of 368 of the 645 municipalities in the State of São Paulo. In addition, it is also responsible for the sale of treated water and provision of treated sewage services to 6 municipalities of the São Paulo Metropolitan Region that are not under its direct operation..

In the operated municipalities, water distribution network is approximately 58,000 kilometers long. The length of the sewage, trunk sewer, interceptors and outfalls network is of approximately 37,100 kilometers.

In 2005, SABESP brought treated water to 158,000 new homes and added another 142,000 homes to its sewage collection network. Therefore, it served 100% of the urban homes with water, 78% with sewage collection networks and treated over 60% of the collected sewage.

2. OPERATING REVENUE

In 2005, gross operating revenue reached R$ 5.4 billion, 15.4% higher than the previous year, as a result of the consumption recovery in the retail and wholesale segments, increasing at 4.4% the invoiced volumes of water and sewage, and of the tariff rates adjustment.

Net operating revenue reached R$ 4.9 billion, an increase by 12.7% .

3. OPERATING INCOME

EBITDA (Earning before Interests, Taxes, Depreciation and Amortization) reached R$ 2.3 billion, increasing its margin from 43.8% in 2004 to 46.1% in 2005.

4. NET INCOME

The net income of R$ 865.6 million in the period was a result of the increase in sales, the tariff rates adjustment and the 11.8% appreciation of the Brazilian currency to the US Dollar.

5. DISTRIBUTION OF EARNINGS

Based on statutory provisions, the Board of Directors is proposing to the Annual Shareholders’ Meeting to be held on April 27, 2006, the payment of interests on the company’s own capital in substitution for the payment of mandatory minimum dividends for the year 2005, in the amount of R$348.2 million..

The amount corresponds to 40.2% of the net profit, equivalent to approximately R$ 12.23 per one thousand shares, providing a dividend yield of 7.8%, considering the quotation of R$ 157.00 per one thousand shares on December 29, last trading date of 2005. This amount is 69% higher than that of the mandatory minimum dividends.

To meet the investment requirements with the company’s own resources as provided in the capital budget, a proposition shall be made to transfer R$ 563.6 million to the investment reserve.

6. PERFORMANCE AND INDEBTEDNESS EVOLUTION

The debt to EBITDA ratio reduced from 3.7x in 2004 to 2.9x in 2005; also; short-term debt to total debt reduced to 11.4% as a result of the successful indebtedness management policy adopted by Management.

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Net Operating Revenue (in millions of R$)	1,910	2,411	2,902	3,101	3,236	3,356	3,435	3,767	4,131	4,397	4,953
Net profit (loss) (in millions of R$)	26	58	280	542	(235)	521	216	(651)	833	513	866
LAJIDA (in millions of R$)	974	1,156	1,376	1,638	1,873	1,868	1,786	1,860	2,076	1,927	2,286
LAJIDA margin - %	51.0	47.9	47.4	52.8	57.9	55.7	52.0	49.4	50.3	43.8	46.1
Payable debt/ LAJIDA - x	3.1	3.1	3.1	3.0	3.1	3.2	3.6	4.2	3.5	3.7	2.9
Short-term debt/Total debt- %	5.5	15.5	17.6	17.5	14.3	6.4	8.5	16.9	13.7	21.2	11.4
Total liabilities/Total assets- %	34.1	37.0	39.6	42.3	45.3	45.6	49.8	55.7	54.2	52.6	51.3

7. OPERATING DATA

The year 2005 started with the recovery of the Company’s invoiced water and sewage volumes after a long drought period that affected mainly the supply in the São Paulo Metropolitan Region throughout the year 2004.

The total invoiced volume of water, including retail and wholesale, showed a growth of 3.9% in relation to 2004. Because of the expanded service and of the increase in water invoiced volumes, there was a 5% growth in sewage service billing, as show in the following tables, by use category and by region:

Invoiced Volume** of Water and Sewage in the Retail and Wholesale Segments by Customer Category (in millions of cubic meters)
Use Category	Water			Sewage
	2004	2005	Var. %	2004	2005	Var. %
Residential	1,222.1	1,275.8	4.4	947.6	997.9	5.3
Commercial	142.4	145.3	2.0	127.4	131.9	3.5
Industrial	31.8	33.4	5.0	31.1	32.0	2.9
Public	44.7	45.7	2.2	35.3	36.4	3.1
Total Retail	1,441.0	1,500.2	4.1	1,141.4	1,198.2	5.0
Municipal authorities	251.4	258.7	2.9	-	-	-
Lump sum	1,692.4	1,758.9	3.9	1,141.4	1,198.2	5.0

Invoiced Volume** of Water and Sewage in the Retail and Wholesale Segments by Region (in millions of cubic meters)
Region	Water			Sewage
	2004	2005	Var. %	2004	2005	Var. %
RMSP	954.5	997.8	4.5	770.7	811.7	5.3
Regional systems*	486.5	502.4	3.3	370.7	386.5	4.3
Total Retail	1,441.0	1,500.2	4.1	1,141.4	1,198.2	5.0
Municipal authorities	251.4	258.7	2.9	-	-	-
Lump sum	1,692.4	1,758.9	3.9	1,141.4	1,198.2	5.0

(*)	Composed by the Coastal and Interior regions
(**)	Unaudited

The Company continues expanding its services through the changes in the number of water and sewage connections and served population, which can be observed in the table below:

Operational Indicators*		1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	05/04%
Water connections[1]		4,111	4,324	4,601	4,946	5,242	5,535	5,717	5,898	6,044	6,358	6,489	2.1
Sewage connections[1]		2,870	3,019	3,277	3,559	3,763	3,976	4,128	4,304	4,462	4,747	4,878	2.8
Served population[2]	Water	17.4	17.6	18.5	19.1	19.4	20.6	20.9	21.2	21.3	22.3	22.6	1,3
	Sewage	12.9	13.1	14.0	14.8	15.1	15.9	16.2	16.8	17.2	18.0	18.3	1,7
Billed volume[3]	Water in wholesal	315	357	368	388	393	318	322	339	346	251	259	3,2
	Water in retail	1,323	1,348	1,409	1,429	1,396	1,413	1,376	1,431	1,419	1,441	1,500	4,1
	Sewage	975	993	1,036	1,066	1,058	1,070	1,054	1,105	1,110	1,141	1,198	5,0
Number of employees[4]		18,861	18,467	19,129	19,340	18,324	18,048	18,159	18,505	18,546	17,735	17,448	(1.6)
Operating productivity[5]		370	398	412	440	491	527	542	551	566	626	651	4.0
Notes:
(1) In thousands of units at the end of the year
(2) In millions of inhabitants at the end of the year (excluding wholesale supply)
(3) In millions of cubic meters
(4) Number of employees in December of each year
(5) Number of water and sewage connections per employee (*) Unaudited

8. TRANSFERS OF FUNDS, LOANS AND FINANCING

In order to facilitate its Multiannual Investment Plan, SABESP held negotiations with several of its financial agents during 2005, some of which are described below:

Transfer of Funds

Union’s General Budget (Non-Payable Resources)
Environmental Clean-up Program in Metropolitan Regions

In 2005, SABESP entered into 4 agreements for transfer of funds from the Union’s General Budget for the execution of sewage public services in the Metropolitan Regions of São Paulo and Campinas. Total investment amounts to R$ 15 million, R$ 10.9 million of which will be transferred by the Union.

National Program of River Basins Clean-up (PRODES) of the National Water Agency

In 2001, SABESP and the Federal Government entered into six agreements, through the National Water Agency (Pindamonhangaba - Araretama, Pindamonhangaba - Moreira César, Itatiba, São José dos Campos, Hortolândia and São Luiz do Paraitinga), for the financial incentive through the payment of treated sewage, in the scope of the PRODES, in the total amount of R$16.2 million.

In 2004, three agreements have been executed related to enterprises in sewage treatment and removal stations in the cities of Cachoeira Paulista, Guararema - Sede and Guararema - Parateí (R$ 1.4 million), totaling approximately R$ 17.6 million (original values) for the nine executed agreements.

The values related to the PRODES Program are deposited and invested in the Caixa Economica’s “Caixa Long-term, Fixed Income Investment Fund for River Basins Clean-Up”; balance as of December 31, 2005 was R$ 31.5 million.

Financing

Service Time Guaranteed Fund (FGTS)

In 2003, SABESP executed 16 water and sewage construction financing agreements with FGTS resources, for which Caixa Econômica Federal is the Financial Agent, indexed annually to the Government’s Benchmark interest rate (TR), plus interest of 8.0% per year for water and 6.5% per year for sewage, with maximum grace period of 36 months and repayment term of 180 months. R$ 324.5 million of funds were contracted for an investment of R$ 361 million, and R$ 36.5 million with the Company’s own funds.

In 2004, four financing agreements have been executed with the Ministry of Cities, through Caixa Econômica Federal, FGTS’ Financial Agent, related to the construction of the Water Supply System, indexed annually to the Government’s Benchmark interest rate (TR), plus interest of 8.0% per year, with grace period of 36 months and repayment term of 180 months. 154.7 million of financed funds have been contracted for an investment of R$ 172 million.

In 2005, SABESP filed letters of consultation requesting financing with the Ministry of Cities, in the Program “Saneamento para Todos” (Sanitation for All), for which the conclusion will occur in 2006.

FEHIDRO - State Hydric Resources Fund

In 2005, resources have been contracted with FEHIDRO for nine enterprises, with total investments of R$ 4.4 million; the financed portion amounts to R$ 1.1 million (reimbursable modality), and Banespa is the Financial Agent (Company’s funds amount to R$ 3.3 million). FEHIDRO’ total disbursement in 2005 amounted to R$ 1.5 million.

Japan Bank for International Cooperation – JBIC

SABESP executed, on August 06, 2004, the financing agreement with JBIC – Japan Bank for International Cooperation in the amount of 21,320 million Japanese Yens, equivalent to approximately R$ 422.8 million as of December 31, 2005, which is intended for the Environmental Recovery Program of Baixada Santista Metropolitan Region, an enterprise worth 39,221 million Japanese Yens, equivalent to approximately R$ 777.8 million; SABESP’s own funds represents 17,901 million Japanese Yens, equivalent to approximately R$ 355.0 million. In May 2005, a five-year agreement has been executed with a Consortium of companies for the program management.

Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico Social – BNDES)

In August 2002, SABESP executed a first financing agreement with BNDES and other four private banks that act as onlending agents of the BNDES system, in the amount of R$ 240.0 million, to partially finance the second stage of the Tietê River Clean-Up Project. Aggregated borrowing until 2005 amount to R$ 203.4 million.

Loans

Issuance of Bonds in the Capital Market

In 2005, SABESP took the following actions for the refinancing of its obligations to the capital securities market:

7th Issue of Debentures

As part of the First Securities Program, the Company issued, on March 1, 2005, 300,000 debentures in the face value of one thousand Reais, totaling R$ 300 million. The date of the financial settlement of the transaction was March 14, 2005.

The debentures were placed on the market as follows:

	Amount	Interests	Interest Payment	Amortization	Maturity date
1st series	200,000	CDI + 1.50% per year	Semiannual	Bullet payment	March 2009
2nd series	100,000	IGP-M 10.80%	Annual	Bullet payment	March 2010

The raised amount was used principally for the final settlement of the 4th issue (R$ 50 million) and of the 5th issue (R$ 149.5 million) of debentures and for payment of other loan installments.

Renegotiation of two-thirds of the 5th issue of debentures

On April 1, 2005, the Company renegotiated the financial conditions of 2/3 (two-thirds) of the outstanding debentures of the 1st and 2nd series, corresponding to R$ 298 million, as follows:

	Interest rates before renegotiation	Interest rates after renegotiation	Interest payment
1st series	CDI + 2.00% per year	CDI + 1.10% per year	Semiannual
2nd series	IGP-M 12.70%	IGP-M 10.65%	Annual

On April 1, 2005 the Company repaid 1/3 (one-third) of the current value of the outstanding debentures of the 5th issuance in the total amount of R$ 149.1 million. The repayment of the remaining 2/3 (two-thirds) is expected to occur on April 1, 20006 and March 03, 2007.

8th Issue of Debentures

In completion to the Securities Distribution Program, the Company issued, on June 1, 2005, 700,000 debentures, in the face value of one thousand Reais, totaling R$ 700 million. The date of the financial settlement of the transaction was June 24, 2005.

The debentures were placed on the market as follows:

	Amount	Interest	Interest Payment	Amortization	Maturity date
1st series	350,000	CDI + 1.50% per year	Semiannual	Bullet payment	June 2009
2nd series	350,000	IGP-M 10.75%	Annual	Bullet payment	June 2011

The raised amount was used for the final settlement of the Eurobond on July 28, 2005, in the amount of US$ 275 million , as well as for the payment of the last interest installment.

9. INVESTMENTS

During 2005, R$ 678.2 million have been invested in the municipalities of SABESP’s operating area. The table below sets forth the investments in water and sewage made in the São Paulo Metropolitan Region and in the regional systems.

INVESTMENT BY REGION - 2005 (in millions of R$)
REGION	WATER	SEWAGE	TOTAL
RMSP	231.6	224.6	456.2
REGIONAL SYSTEMS	84.6	137.4	222.0
TOTAL	316.2	362.0	678.2

The new water and sewage connections and the served populations are shown below:

Water and sewage connections made and served population - 2005

		RMSP	REGIONAL SYSTEMS	TOTAL
WATER	No. of new connections¹	101	57	158
	Served population²	415	185	600
SEWAGE	No. of new connections¹	81	61	142
	Served population²	345	200	545

(¹)	In thousands
(²)	In thousands of inhabitants

São Paulo Metropolitan Region

In 2005, investments in São Paulo Metropolitan Region reached R$ 456.2 million, distributed among the Company’s several programs for water production and distribution, sewage collection and treatment, for a population of 15.3 million people served with water services and 12.4 million people served with sewage collection network.

  Water

Unlike 2004, the year 2005 began highly favorable concerning the rain levels, recovering a significant portion of the reservoirs of the São Paulo Metropolitan Region Water Supply Integrated System, recovering consumption in the Metropolitan Region, which was significantly affected by the Incentive Program for Water Consumption Reduction. In order to minimize the possible effects of water shortage and ensure service expansion and regularization, approximately R$ 75 million were invested in the Water Metropolitan Program (PMA II), through the execution of enterprises that increase availability of water in the resources, improvement of the treatment capacity and of water adduction and distribution system.

  Sewage

For the expansion of the sewage collection systems, approximately 81,000 new connections were made in the São Paulo Metropolitan Region, serving more than 345,000 people.

In the Tietê Project Second Stage, financed with funds from the Interamerican Development Bank (IDB), approximately R$ 720 million were used until 2005, which represents the implementation of 123 kilometers of interceptors and collectors, 1,030 kilometers of collecting networks and 120,000 residence connections, in addition to the development of operational improvement actions and of special studies inherent to the Program. Specifically for in 2005, SABESP reached the figure of R$ 180 million of invested funds, with the physical implementation of 20 kilometers of interceptors and collectors, 110 kilometers of collecting networks and 12,000 residence connections.

  Operational Development

The re-arrangement works of Cotia Aqueduct continued, which will provide benefits to more than 400,000 people in Taboão da Serra, Embu and São Paulo (Jardim Arpoador and Raposo Tavares) and the filling-up of the Paraitinga and Biritiba-Mirim reservoirs, which are part of the Alto Tietê System, which will regularize more 2.5 cubic meters of water, which, associated to the 3.4 cubic meters of water from that same basin, originating from the agreement with the State Department of Water and Energy (Departamento de Águas e Energia Elétrica – DAEE), will add up to 5.9 cubic meters of water, ensuring better water storage conditions for the supply.

In order to improve the supply of São Bernardo do Campo, small works, interconnections and sector changes were performed, solving problems of intermittent supply for 165,000 people.

In a fully innovative action, it was performed the individual connection of the apartments of a Companhia de Desenvolvimento Habitacional Urbano – CDHU (the largest habitation promoting agent in Brazil) habitation complex (pilot), involving 8 blocks, in a total of 160 apartments with individual bill.

Regional Systems

From the total of 368 municipalities operated by SABESP, the Regional Systems Division operates in 330 municipalities of the interior and coastal areas of the State of São Paulo and, during 2005, where investments of approximately R$ 222.0 million were made. We point out the following achievements:

  Water

Enlargement and improvements of water supply systems with the execution of approximately 57,000 new water connections, to the benefit of approximately 185,000 people in several municipalities, among which Bertioga, Botucatu, Campo Limpo Paulista, Caraguatatuba, Cubatão, Guarujá, Hortolândia, Itapetininga, Praia Grande, Mongaguá, Itanhaém, Peruíbe, São Sebastião, Lins, São José dos Campos, Presidente Prudente, Franca, Itatiba, Santos, Taubaté and Tremembé.

  Sewage

Implementation, enlargement and improvements in sewage systems, with approximately 61,000 new sewage connections, to the benefit of approximately 200,000 people in several municipalities, such as Botucatu, Campo Limpo Paulista, Caraguatatuba, Cubatão, Franca, Guarujá, Hortolândia, Monte-Mor, Ilhabela, Paraguaçu Paulista, Paulínia, Itapetininga, Pindamonhangaba, Praia Grande, Mongaguá, Itanhaém, Peruíbe, Santos, Lins, São Sebastião, São José dos Campos, Campos do Jordão, Taubaté and Ubatuba.

  Environmental Recovery of the Baixada Santista Metropolitan Region

The program objective is to implement sewage systems that will provide benefits to all municipalities of the Baixada Santista Metropolitan Region. It comprises the execution of 1,100 kilometers of collecting networks, 125,000 residence connections, 85 pumping stations, 7 treatment stations, 1 ocean disposal system and improvements in the sewage pre-conditioning station in the ocean outfall of Santos/São Vicente.

  Operational Development

In order to work in a planned and effective manner, SISPLAN system has been developed and is responsible for the planning and control of the operational development actions that, associated to SISPERDAS, allows the accompanying of all operational development actions and their effective results.

As regards to actions and focusing on loss control and reduction, a strategy that affects all factors interfering in the composition of real losses has been adopted, with emphasis on: macro meters gauging program, with the acquisition of equipments and software, training on non-visible leakage survey, purchase of geophones and listening bars, development and control of materials quality and development of connection standard. In order to improve network’s pressure conditions in the networks, the park of pressure-reducing valves has been enlarged, with the installation of 34 additional valves in 2005.

10. CORPORATE MANAGEMENT

Respect for the Customer

In 2005, SABESP’s Ombudsman - always with the purpose of ensuring a highly satisfactory an reliable service to the customer-citizen - acted in an innovative manner in the relationship with the other areas of the Company, invested in quality management and in the search for excellence and improved its information and control instruments. In customer relationship, the Ombudsman acts at a second instance and, therefore, its results reflect the primary service provided by the Company and are measured more by the gains of “contents” than those of “quantity”. If the Ombudsman figures are small in relation to the universe of customers, it means that the Company has been acting satisfactorily in both levels. The information below shall be seen under such point of view.

General Service Data

Until the end of 2005, the Ombudsman accepted and filed 9,356 manifestations received by telephone, e-mail, letter and personally. From those, 9,034 (97.07%) were settled and ended until December 31, 2005. In Consumer Protection Agency – Procon, 1,566 manifestations related to SABESP have been filed, out of which 1,542 (98.46%) were settled until December 31, 2005. In the Distinguished Service Project - “Expressinho”, a partnership with the Small Claims Courts with the purpose of searching for “friendly” solutions for complaints of customers before the filing of the lawsuit, 93 cases related to SABESP have been filed, out of which 90 were concluded until December 31, 2005, with 59% of agreements.

Tariff Rates Adjustment

Since August 2003, SABESP has been readjusting the water supply and/or sewage collection tariffs according to the Tariff Rate Adjustment calculation. The result from the application of the formula for the period from August 2004 to July 2005 would imply in an adjustment of 11.12% in the water supply and/or sewage collection service tariff rates, out of which 3.94 percentage points are related to the increase of the Social Security Contribution Tax (COFINS) rate. In case such rate would not have increased, the readjustment index would be of 7.18%, very close to the accumulated Expanded Consumer Price Index (IPCA/IBGE) variation, which was of 6.57% .

In order to reduce the effects over consumers’ budget, SABESP Management decided to charge the increase of COFINS/PASEP (Public Service Employee Savings Program) over bills in two installments, one in 2005 and the remaining in 2006. Therefore, the readjustment in water supply and/or sewage collection service tariffs was of 9.00%, beginning on August 31, 2005.

Tariff Rates Restructuring

The assignment started on April 2004 for the restructuring of SABESP’s tariff rates ended in 2005 and was submitted to Company Management in the beginning of 2006 for evaluation.

Market and Concessions

The concession agreements for provision of basic sanitation services SABESP maintains with the municipalities of the State of São Paulo, which ended the 30-year term in 2005 and which will end in the first months of 2006, were amended to the middle of 2006, in the same agreement conditions. Such measure is required in view of the institutional changes affecting the sector.

Concurrently with the negotiations with the respective Municipalities and City Halls for amendment of the agreement terms, SABESP has been strengthening the relationship with Municipal authorities, on order to obtain subsides that will allow to set up future agreements.

In addition to Law No. 11,107, enacted on April 06, 2005, which provides about general rules for contracting of public consortia and establishes new relationship manners among the federation entities (Federal, State and Local Governments) and between the service grantor and concessionaire, and also must cause impacts on the sanitation sector, the “Proposed Law” No. 155/2005, currently in progress in the Brazilian Senate, and the “Proposed Law” No. 5,296/2005, written by the Ministry of the Cities, filed with the House of Representatives. It must be added that Bill No. 5296, proposed by the Federal Government, shall be in progress in the House of Representatives together with “Proposed Laws” 4,092/2004, 2,627/2003, 1,772/2003, 1,144/2003 and 5,578/2005, all of them providing about the same theme.

Lawsuits with Municipalities

From the lawsuits now in progress, related to the debts of municipalities for the wholesale supply of potable water, we highlight the success achieved in some filed lawsuits, such as: (a) against Guarulhos and Mauá, related to the payment obligation of orders of cash release in the amount of R$ 318 million; (b) against Mauá for the application of monetary adjustment for payment of a minimum tariff of R$ 0.65 per cubic meter (c) against Diadema, which obliged the seizure of 15% of Companhia de Saneamento de Diadema’s (Saned) revenues.

Corporate Management – Implementation of the Balanced Scorecard

Continuing the implementation of the management tool based on Balanced Scorecard principles, SABESP implemented in 2005 the Project Management Office - PMO, an organization comprised of people, processes and systems, supporting the teams in the management of the action plans of the Balanced Scorecard planned initiative portfolio. Fifty-four Projects/Programs were given priority and have been detailed, being made available on line in the Project Web Server for performance follow-up of the foreseen actions. Such portfolio of initiatives intended to transform the strategies into defined actions, together with the aggregated and coordinated pluri-annual proposals of cost budget, commercialization (sales/collection) and investment have been consolidated into the Business Plan for SABESP.

The implementation of the Decision Process also began in 2005, with the effective operationalization of the Balanced Scorecard Control Panel as a Corporate Management Instrument and the use of the Problem-solving Form. In August, the Corporate Balanced Scorecard breakdown process started for the Metropolitan Division and for the Regional Systems Division.

Quality Actions

In line with SABESP’s Future View to be recognized as a Company with “Worldwide standard of excellence in the provision of environmental sanitation services”, the Quality Management Excellence Program is being developed and implemented, with the purpose integrating the operations of quality, strengthening the impacts on the Company’s overall results.

This Program is compliant with the Strategic Guidelines and Objectives defined in the 2004-2005 Strategic Planning and with the Sarbanes-Oxley Act accomplishment parameters. It is based on the adoption and convergence of the excellence fundaments of the National Quality Foundation, and on the ISO/OHSAS certifications.

At the present time, SABESP holds twenty-three ISO 9001 Certifications, one ISO 14001 Certification (Environmental Management System, in the Sewage Treatment Plant, for the sewage treatment system of the Tietê River fountain, in Salesópolis) and three ISO 17025 Licensing.

In the Regional Systems Division service territory, one of its priorities was the implementation of the Quality Management System, as required by Standard ISO 9001:2002 for the Certification of the Division as a whole (Multi Site), focused on the “water” product processes, from its capture to the final disposal of sewage. In 2005, the 330 municipalities operated by the Company have been certified, granting to the Regional Systems Division a quality standard recognized worldwide.

Supply System Optimization

Several initiatives have been implemented for optimization of the Supply System, among which the following should be emphasized:

a) Online Sabesp Auction - its use provided more agility and transparence to the bidding process, in addition to savings of R$ 41.5 million in 2005.
b) Purchase of Electric Energy in the Free Market - the entry of SABESP in the free market of energy provided savings of R$ 25.6 million in 2005.

Electric Energy Cost Rationalization and Reduction

During 2005, the Energy Efficiency Program continued through agreements with the electric energy concessionaries Elektro and Bandeirante, in the accumulated value of R$ 11 million until 2005, invested by the concessionaires, the remuneration of the investment being made by SABESP with the value obtained in the electric energy bill reduction. Such program provided savings of R$ 3.8 million in the electric energy bills in 2005.

The optimization of the energy supply agreements with the concessionaires allowed savings of R$ 1.2 million in electric energy expenses in 2005, only in the São Paulo Metropolitan Region. In the municipalities that compose the Regional Systems Division, the “Program of optimization of the water production and reduction of energy consumption of the water supply systems supplied by deep tubular wells” has been implemented, being ranked third in the Award “Electric Energy and Water Efficient Management”, held by ABES/PROCEL/SANEAR.

Information Technology

In 2005, as regards to Information Technology, three major lines had priority in the operating area: (i) development of applications focused specially on the business support and SABESP management, such as the beginning of re-modeling of the Commercial System and of the Operational Service System, the start of development of the new São Paulo Metropolitan Region supply supervision and control system and the implementation of the Control and Results Follow-up System, based on the Business Intelligence technology; (ii) strengthening of the information security features, with bidding for contracting of room-safe box for the central data center; and (iii) actions focused on Information Technology Governance, with development of the adjustments required for compliance with the Sarbanes-Oxley Act requirements.

Asset Management

In 2005, the asset optimization process started, with the approval by SABESP’s Executive Committee and Board of Directors for the sale of properties in the amount of R$ 28.2 million, (R$ 2.3 million already sold in 2005). It has also been implemented the Property Information System, integrated to the State Government Property Management System, in which all SABESP’s properties become part of the system and of the management of water, sewage, electric energy, telephone and Property Tax (IPTU) expenses, among others.

Implemented in 2005, the Fuel Supply Integrated Management System currently comprehends 57% of SABESP’s vehicle fleet, forecasting the enlargement of the system for all vehicles in 2006. Such system promotes real time integrated management of the supply of each of the Company’s vehicles and optimizes consumption, resulting in savings of 12% or R$ 2.5 million per year. The fleet renewal and optimization program also started, with the sale of the old fleet and lease of 60 vehicles to São Bernardo do Campo.

11. RESEARCH AND DEVELOPMENT

New Business and New Products

  Reclaimed Water

Reclaimed water is a product resulting from the treatment of effluents in sewage stations, supplied by SABESP for non-drinking purposes. During 2005, SABESP supplied about 235 million liters of reclaimed water from the Water Treatment Stations and from the Parque Novo Mundo, ABC, Barueri and São Miguel Sewage Treatment Stations.

  Assistance to Municipalities Not Served by SABESP

The Regional Systems Division, through its Assistance to Non-served Municipalities served, in 2005, 57 SANEBASE Agreements, totaling R$ 4.6 million, in addition to 110 assessments of requests of funds sent by the Municipalities and by the Legislative Assembly of the State of São Paulo. SANEBASE is a program of the São Paulo State Government that provides funds for basic sanitation enterprises, preferably to small-sized municipalities not served by SABESP.

Environmental Actions

The Environmental Education Program - SABESP “Educando para a Cidadania” began in 2005 in the Cotia-Guarapiranga and Billings-Tamanduateí Basins, performed with funds from FEHIDRO, which graduated 640 people among educators, leaders and technicians responsible for 51 implemented projects, to the benefit of more than 9,000 people in the Guarapiranga and Billings mains areas.

“Paraisópolis Program” began in an integrated project between the Municipality of São Paulo and SABESP, which comprises the reurbanization of the Paraisópolis, Jardim Colombo and Porto Seguro communities, to the benefit of approximately 80,000 people. Such program foresees the actions of canalization of streamlets, creation of public leisure areas, construction of staircases and pedestrian alleys, in addition to the complementation of the water supply system and execution of sewage collection networks and pumping stations.

Seeking for environmental improvements, SABESP has been developing a process for clean-up of water streams and bodies with the performance of works and follow-up of the clean-up level, with the following having been performed in 2005:

a)	Clean-up of the Ibirapuera Park lakes;
b)	Clean-up of the Carajás Stream in the Juventude Park (Northern zone of the Capital);
c)	Clean-up of the Parque do Cordeiro stream (Southern zone of the Capital);
d)	Clean-up of the Lago Principal, inside the Área de Proteção Ambiental do Carmo, in the Eastern zone of the Capital.

Program for the Rational Use of Water - PURA

During 2005, the PURA Program implementation was concluded in the Army General Hospital, in the Companhia de Processamento de Dados do Estado de São Paulo (PRODESP) headquarters and in 5 POUPATEMPO Units (Sé, Santo Amaro, Itaquera, São Bernardo do Campo and Guarulhos), achieving consumption reductions from 10% to 22%.

12. AWARDS

The following are some of the various awards won by the Company in recognition of the efficiency and quality of its services:

  “As Luzes da Água” Award - for its set of actions in water, water resources and technology field, SABESP has been awarded during the 7th International Symposium on Water, created by the United Nations, held in Cannes, France, from June 27 to July 1, 2005.
  Governor Mário Covas Award - granted by the São Paulo State Government, for the product SIGNOS – Sanitation Geographic Information System.
  State Program of Conservation and Rational Use of Energy 2005 - PROCEL, in the electric energy category - granted by Federação das Indústrias do Estado de São Paulo (FIESP) to SABESP for the Electric Energy Waste Fighting Program, developed by the Santana Pumping Station – São Paulo Capital.
  IV Excellence Award in Electronic Government 2005 E-Gov, G2B Category - the award is an initiative of the Brazilian Association of Information Technology and Communication State Entities, in partnership with the Ministry of Planning, Budget and Management of the Federal Government. SABESP has been awarded for the Electronic Bidding Management System - SGL.
  Corporate Governance Award - as one of the best corporate governance companies in Brazil.
  ANEFAC Transparência 2005 Award - for the clarity and accuracy of the information comprised in its financial statements.

13. CAPITAL MARKET AND INVESTORS’ RELATIONS

SABESP’s shares ended 2005 quoted at R$ 157.00 per one thousand shares. The American Depositary Receipts (ADRs) ended 2005 quoted at US$ 16.87. Along 2005, 13.5 billion SABESP shares have been traded in Bovespa (São Paulo Stock Exchange), representing a daily average volume of R$ 7.8 million. More than 78 thousand deals were made and SABESP shares were present in 100% of the floor sessions. In the New York Stock Exchange, 52.9 million ADRs were traded, equivalent to 13.2 billion SABESP shares, representing a daily average volume of US$ 3.2 million.

During 2005, SABESP took part in several domestic and international events, with emphasis to Brazil Day in the NYSE, aiming at getting the Company closer to its investors and to the financial community and increasing the visibility of its business. Conferences calls after the publication of the quarterly results have been maintained along the year.

14. SABESP AND THE NEW MARKET

SABESP, at the time of its adhesion to the BOVESPA New Market segment, which congregates the Brazilian companies which corporate governance practices are considered the best in Brazil, incorporated an Arbitration clause to its By-laws. Such clause establishes that “BOVESPA, the Company, the Controlling Shareholder, the Officers and the members of the Company’s Audit Committee” commit to settle all and any dispute or controversy related to the New Market Listing Regulations by means of arbitration of the Market Arbitration Chamber of the São Paulo Stock Exchange.

In force since February 06, 2006, the New Market Listing Regulations imposes to the companies listed in such segment writing adjustments to the clause related to arbitration, now treated as Arbitration Commitment Clause. The adjustments defined by BOVESPA will be incorporated to SABESP By-laws at the time of their next amendment.

15. RELATIONSHIP WITH THE INDEPENDENT AUDITORS

The Company’s policy with regard to the services provided by its independent auditors that are not related to the external audit is based on principles that preserve the auditor’s independence concerning not auditing its own work, not performing management functions and not acting as lawyer for its customer.

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent audit for the years ended December 31, 2005 and 2004.

Deloitte Touche Tohmatsu Auditores Independentes did not provide services not related to external audit in 2005.

SOCIAL BALANCE SHEET

The daily challenges of SABESP include the promotion of the society’s sustained development and the enhancement of the general life quality conditions, as a Company that faces and excels the misfortunes, valuing the relations with its difference audiences, in order to build a better environment for the current and future generations.

Thus, SABESP progressed from a company of provision of public services to an organization that joins the service to 25 million people in 368 municipalities of the State of São Paulo with a socially responsible management, which takes into account the economic-financial feasibility, the social justice and the environment preservation.

The social responsibility movement, assumed as a major commitment by SABESP, ensures an institutional and corporative direction that comprises the diversity of the Company, both in the geographic and in the cultural and social aspects, and the strengthening of the confidence and ensured transparency of its actions, establishing the vision of transversal social responsibility face its value chain.

It also aims at improving its business practice and contributing for the compliance with its mission, which is based on the ethic management and on sustainability, and is supported by guiding principles directly related with social responsibility: commitment with the environmental salubrity, in a competitive and self-sustained manner; balanced and efficient compliance with the directives of the public service and of the business; ethic performance and focus on the customer, in a competitive environment; social and environmental responsibility and defense of the sanitation sector.

In addition, SABESP has in its Ethic and Behavior Code, built through a wide participative process, the main guiding reference, which summarizes the set of values, principles and norms observed along its existence. The Ethic and Behavior Code shows the way the Company establishes the relationship with its several audiences of interest: directors, employees, customers, suppliers, environment, community and society in general.

In such concern, SABESP is committed to establishing its practice based on the following values:

  Respect to the society: being responsible for offering the water product with quality and sewage collection and treatment services with proper tariffs.
  Respect to the environment: being responsible in relation to its contemporary generation, as well as the future generations, looking for sustainable development and promoting environmental education and conscience.
  Respect to the people: promoting the equity of opportunities, respecting diversities and the professional development, establishing confidence relations, encouraging the participation by means of the communication and integration.
  Integrity: acting with justice, legality, coherence, transparence and honesty in all actions, practices and decisions.
  Competence: acting with professionalism, agility, effectiveness, ensuring the quality of its processes, services and products, prizing shared knowledge, proactivity, creativity, innovation, simplicity and flexibility in the search for solutions.
  Citizenship: acting with citizen conscience and responsibility in the promotion of the public benefit.

SABESP takes as guidelines the following Action Ethical Principles:

1.	To act ensuring the sustainable balance among the social, economic and environmental dimensions.
2.	To watch for public and private resources, using them in an efficient, effective and legal manner.
3.	To act ensuring the continuous improvement of quality of the offered products and services and the commitment with the results.
4.	To act with justice in the actions and decisions, promoting the balance and harmony in the conciliation of SABESP’s interests and purposes and those of its different relationship audiences.
5.	To act in a constructive manner, establishing the trust as relationship principle between the Company and its different relationship audiences.

6.	To act with transparency, clarity and accuracy in the professional relationships, in the corporate governance practices and in the communication with all involved audiences.
7.	To act ensuring people management practices that respect the diversity and strengthen motivation, satisfaction and commitment.
8.	To act in compliance with the laws in force.
9.	To act in the strengthening and improvement of the communities where it acts directly and in the society in general.

SABESP, when undertaking the commitment of consolidating its corporate social responsibility practice, promotes a social responsibility model that counts on all employees as protagonists in its construction and which purposes are:

  To align and potentialize the existing projects and promote the arising of new actions so that they are internal and external references of the Company’s social responsibility practice, by using the Ethic and Behavior Code as parameter.
  To promote the co-responsibility attitude of the several relationship audiences of the Company, through its social responsibility movement.
  To consolidate the Company’s leadership as reference of the environmental sustainability.
  To capitalize the Company’s worldwide leadership in the sanitation area, having influence on public policies.

In order to incorporate corporate sustainability and social responsibility issues in the Company’s everyday activities and in its relationship with target audiences, the year 2005 was the scenario of countless social projects, involving players of the whole SABESP universe.

SOCIAL RESPONSIBILITY AND THE INTERNAL COMMUNITY: SABESP’S RELATIONSHIP WITH ITS EMPLOYEES

SABESP management of people has been the basis to support the organizational strategies and to create favorable conditions in a work environment that encourages the performance of the employees.

Therefore, it has 17,448 employees, out of which 81.6% are men and 18.4% are women, with a concentration of 69.2% in the age range from 36 to 55 years. It is also emphasized that 41.5% of the employees have graduated in High School and 32.6% in university. In relation to the distribution by skin color/race, there are 14,406 Caucasians, 1,974 mulattoes/blacks, 265 of yellow race/indigenous and 803 not declared. Those employees understand the real meaning of working in a Company that has in its essence the social responsibility and that, because of its high degree of commitment to changes and results, has been contributing to the building-up of a more modern and effective Public Company.

It is emphasized the realization of researches involving the entire internal community of SABESP in the structuring of its Ethic and Behavior Code, as well as in the elaboration of the Volunteering Manual, in order to cause those instruments to be the expression of the joint vision of the people that compose the Company.

Human Resources Management by Competence

The Competence Management Model has been proofing to be a material principle for the management and development of people with focus on the organizational objectives, integrating the functions of Selection, Remuneration, Assessment and Development of Competencies required for the effective improvement of the Company’s performance and results.

Selection

Intending to provide business units with qualified and trained personnel, and in order to comply with the laws and achieve organization objectives, SABESP performs the External Selection by means of Public Contest to meet specific demands. In 2005 two public contests were intended to the filling of positions in Itapira, São José dos Campos and Caraguatatuba.

Competence-Based Remuneration and Evaluation

The effective accomplishment of another cycle of the competence-based evaluation of over 17,000 employees of the Company allowed changed and led the professionals to a new higher level in their careers.

Profit Sharing

2005/2006 profit sharing is an integral part of the Collective Bargaining Agreement and represents one payroll distributed according to achieved goals.

SABESP Corporate University - UES

SABESP invested the amount of R$ 5.3 million in 2005, providing 72,418 participations in qualification and development activities, which corresponds to 36.4 hours-man/training.

Therefore, in order to provide permanent learning opportunities, the Company made available to the employees a wide list of presential and virtual courses, in addition to subside for post-degree courses and technical courses of education for work.

Also aiming at the increase of education level of the employees and their dependents, SABESP maintains Agreements with 120 education institutions, granting discounts to 500 employees and/or their dependents in courses monthly fees, in their different modalities.

Occupational Safety and Medicine/Life Quality

In 2005, SABESP encouraged the Life Promotion Program with institutional actions in occupational health and safety, aiming at reducing work accidents of employees and contractors. Once again, the decrease in such rate (approximately 12% compared to the prior year) showed the proper character of the actions of incentive to the “well-living” valuation, also showing a decrease in their seriousness, which strengthens the reach of preventive actions. There was also a significant reduction of very serious work accidents in the companies contracted by SABESP, as a result of the partnership in behalf of safety.

It is emphasized in 2005 the qualification and recycling of 23,495 participations of employees in the Occupational Medicine and Safety segment in the whole Company.

Social Service

In 2005, 5,731 service actions have been performed to employees and their relatives with the purpose of contributing to improve their life quality in aspects related to social needs, such as health, habitation, education, family and economics, among others.

Employees Attendance and Recovery Program (PARE)

SABESP, concerned with the life quality of its employees and playing its role in relation to social responsibility, keeps since 1993 an internal program of attendance and treatment of drug addicts. In 2005, 299 employees were served by such program.

SABESPREV Pension Plan

In 2005, SABESP contributed to SABESPREV - Fundação SABESP de Seguridade Social with the amount of R$ 14.3 million in pension and, therefore, has been ensuring to its employees the possibility of enjoying pension benefits complementary to those of the Official Social Security.

Social-environmental responsibility projects for outstanding internal community in the Company

Several practices were verified in the Company, which aim at valorizing people, integrating employees and providing them with the knowledge of the different areas and of their work interaction, such as Human Resources Time, Trainee Wednesday, Informal Daily Dialogue and Know our Company, among others.

SABESP, aware of its importance related to the environmental issues, permanently takes actions that contribute for the consciousness and responsible consumption of its main product, the water. It is the case of activities like One Day at SABESP, Corporate Project, Internal Commission of Rational Use of Water and Discover SABESP, which aim at approximating children and their own parents to the Company, providing them with information about SABESP, the environment preservation and the rational use of water through visits to the facilities, interactive lectures and activities, as well as consumption adequacy actions. In 2005, those actions comprised 588 children of employees and 6,330 employees.

With the same focus of moving employees for the adoption of responsible attitudes in relation to the environment commencing on their workplace, it is emphasized: the Selective Waste Collection held massively in several Business Units, reaching approximately 1,500 people, with multiplier effect in the communities; the Housekeeping for 1,350 people; the Recycled Paper Art-Making Workshop, for 30 monitors; Waste in Waste, for 2,149 people, and Clean Waste, with the collection of 8 tons of recyclable waste.

SABESP, in partnership with Associação para Valorização e Promoção de Excepcionais (AVAPE), made possible in 2005 the professional placement of 35 physically disabled people to act in the 195 Call Center. By facilitating the work of disabled people that are members of the work team, much more than complying with the current laws, SABESP creates opportunities of social inclusion to a whole category that, besides the professionalism, may offer life experience in the overcoming of difficulties and achievements.

2005 was a year in which a process for formation of multipliers in health and environmental education started. In addition, involving 5,231 employees, other projects can be mentioned, the focus of which is to sensitize and qualify to handle with social-environmental responsibility issues, acting as facilitators for the external audience: Agenda 21, Descobrir SABESP and Environmental Theater Workshop, among others.

SABESP RELATIONSHIP WITH THE EXTERNAL COMMUNITY

Among the 138 projects invested in the external community performed in 2005, those focused on education, culture, health and sanitation, sports, fighting against hunger and food and environment safety are outstanding, among others.

Education Category

It had total investments of R$ 1.4 million in 2005, with projects that are fully in line with SABESP’s vocation and are, in their majority, intended to children and young audience, students of public and private schools, professors and poor community.

To open the Company’s doors to visitors and transform those opportunities into space for the environmental education was the focus of the projects developed in the greater São Paulo: Showroom that had 7,278 visitors in 2005 and that of Learning in the Cantareira System, which had the attendance of 15,254 people in 423 visits. The same nature of project in the interior and coastal areas of the State of São Paulo, it can be emphasized the visits of schools to SABESP’s treatment stations, which served 64,381 students and professors.

“SABESP nas Escolas” was the focus of projects such as “Futurágua“, “Caracol“, “Colorindo o Amanhã“ and “Água Viva“, among others, that reached 53,296 students and professors.

“SABESP na Comunidade” developed lectures and activities that contributed for the conservation of the water resources and the environment preservation. In addition to this, other projects, such as “A Gota Borralheira”, ”Educando para a Cidadania”, ”Trilhas do Barbosinha e do Purinha” and those of the Environmental Education Centers, served 177,541 people. It may also be emphasized the Program "Minha Cidade Tem SABESP”, the purpose of which is to inform, aware and clarify about the importance of Sabesp’s products and services, besides approximating the Company to the community of its operating area, involving 55,337 people.

Emphasis shall also be given to the projects made available via Internet, such as “Clubinho SABESP”, which has been created with the purpose of creating partners for the cause of water on Earth, which in 2005 reached the goal of 11,000 members, being recognized and awarded by “WWF Brasil Mostra Água para a Vida, Água para Todos: Boas Práticas em Saneamento”.

Culture Category

Focused on general community, SABESP also showed practices of sensitization and incentive to the plurality of the Brazilian culture and to the memory of society. Those were actions that focused the environmental awareness and the sustainable development, either by acting in the physical recovery of theaters, creation of library, preservation of historical and architectural collection and choir, or by the destination of R$ 4.9 million by the tax incentive provided for in the Rouanet Law in 2005, in addition to incentives to Audiovisual production in the amount of R$ 2.6 million.

Category Others

This category comprises several projects, in addition to institutional support, with investments of R$ 3.1 million in 2005. From such amount, it is emphasized the tax incentive to CONDECA - Projeto Envolver, in the amount of R$ 1.7 million.

SABESP RELATIONSHIP WITH THE ENVIRONMENT

Environment Category

One of the most relevant social acting areas for SABESP, by the nature of its business, is the Environment Protection. Several projects are maintained in such category, for which R$ 4.1 million were provided in 2005. They are, in their majority, directed to the population in general by means of municipalities, companies, schools, family and neighborhood communities and members of hydrographic basins. The scope comprises actions and practices focused on the environmental conservation and recovery and on the contribution for sustainable development.

Health and Sanitation Category

It is emphasized in this category the practice of a distinguished tariff policy in order to ensure the low-income population to have access to water and basic sanitation services, contributing to public health and life quality. In the São Paulo metropolitan Area alone, the population provided with such benefits reached 525,028 people.

Invested Resources

As demonstrated in Social Balance Sheet below, SABESP destined to internal and external social indicators an amount of approximately R$ 1.3 billion in 2005.

For the internal social indicators that include feeding, social charges, private pension, health, occupational safety and medicine, education, culture, professional qualification and development, day nurseries or day nursery allowances, profit sharing and others, over R$ 384.3 million were allocated.

Among the external social indicators it is emphasized the amount paid as taxes, superior to R$ 865.9 million. Other indicators of contribution to the society, comprising actions in education, culture, health and sanitation, sports, fighting against hunger and food safety, institutional support in the different categories and other initiatives, were granted R$ 17.9 million. The Company invested R$ 4.2 million in internal or external programs and/or projects related to the environment protection.

Therefore, by reinforcing and spreading its social responsibility, SABESP shows a coherent attitude of a sustainable Company that contributes for the development of the sanitation sector and of the country.

Social Balance/2005

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

1-Calculation basis	2005 (in thousands of Reais)	2004 (in thousands of Reais)

Net Revenue	4,953,363	4,397,072
Operating Income	1,242,569	823,909
Gross payroll	1,057,989	997,149

2-Internal Social Indicators	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue

Feeding	76,070	7.19%	1.54%	69,752	7.00%	1.59%
Compulsory social expenses	105,579	9.98%	2.13%	101,481	10.18%	2.31%
Pension plan	68,665	6.49%	1.39%	88,931	8.92%	2.02%
Health	73,296	6.93%	1.48%	67,603	6.78%	1.54%
Safety and health at work	4,284	0.40%	0.09%	2,508	0.25%	0.06%
Education	970	0.09%	0.02%	1,171	0.12%	0.03%
Culture	574	0.05%	0.01%	6,683	0.67%	0.15%
Professional development and qualification	5,170	0.49%	0.10%	2,964	0.30%	0.07%
Nursery or nursery-aid	1,432	0.14%	0.03%	1,512	0.15%	0.03%
Profit sharing	44,292	4.19%	0.89%	40,262	4.04%	0.92%
Other	4,012	0.38%	0.08%	5,647	0.57%	0.13%
Total – internal social Indicators	384,344	36.33%	7.76%	388,514	38.96%	8.84%

3-External Social Indicators	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue

Education	1,425	0.11%	0.03%	1,890	0.23%	0.04%
Culture	11,946	0.96%	0.24%	5,358	0.65%	0.12%
Health and Sanitation	550	0.04%	0.01%	856	0.10%	0.02%
Sports	524	0.04%	0.01%	942	0.11%	0.02%
Fight against hunger and food safety	272	0.02%	0.01%	43	0.01%	0.00%
Other	3,142	0.25%	0.06%	2,107	0.26%	0.05%
Total of contributions to society	17,859	1.44%	0.36%	11,196	1.36%	0.25%
Taxes (excluding social expenses)	865,873	69.68%	17.48%	598,051	72.59%	13.60%
Total – External social indicators	883,732	71.12%	17.84%	609,247	73.95%	13.86%

4-Environmental Indicators	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue	Amount (in thousands of R$)	% on Gross Payroll	% on Net Revenue

Investments related to the Company’s production/operation	33	0.00%	0.00%	92	0.01%	0.00%
Investments in external programs and/or projects	4,197	0.34%	0.08%	4,294	0.52%	0.10%
Total of environmental investments	4,230	0.34%	0.09%	4,386	0.53%	0.10%
As to the setting of “annual goals” to minimize residues, the general consumption in production/operation and to increase efficiency in the use of natural resources, the company:	( ) Doesn’t have goals	( ) Achieves 0 to 50%		( ) Doesn’t have goals	( ) Achieves 0 to 50%

	( ) Achieves 51 to 75%	(*) Achieves 75 to 100%		( ) Achieves 51 to 75%	(*) Achieves 75 to 100%

5-Staff indicators	2005	2004

Number of employees at the end of the year	17,448	17,735
Number of admissions during the year	57	14
Number of outsourced employees	0	0
Number of trainees	330	877
Number of employees over 45 years old	7,742	7,294
Number of women working in the company	3,206	3,247
Number of management positions occupied by women	15.90%	17.40%
Number of f black people working in the company	1,974	2,030
% of management positions occupied by black people	3.10%	11.43%
Number of disabled people or with special needs	28	27

6 – Relevant information regarding the exercise of corporate citizenship **	2005			Goals 2006

Relation between the highest and the lower remuneration in the company		27,3			Nd
Total number of work accidents		282			275
Environmental and social projects developed by the company were defined by:	( ) Directory	(*) Directory and Management	( ) All employees	( ) Directory	(*) Directory and Management	( ) All employees
Safety and health standards in working environment were defined by:	(*) Directory and Management	( ) All employees	( ) All + Cipa	(*) Directory and Management	( ) All employees	( ) All + Cipa
As for the union freedom, collective negotiation right and internal representation of the workers, the company:	( ) Does not get involved	(*) Follows the rules of OIT	( ) Encourages and follows OIT	( ) Does not get involved	(*) follows the rules of OIT	( ) encourages and follows OIT

Pension plan contemplates:	( )Directory	( ) Directory and Management	(*) All employees	( ) Directory	( ) Directory and Management	(*) All employees
Profit sharing contemplates:	( ) Directory	( ) Directory and Management	(*) All employees	( ) Directory	( ) Directory and Management	(*) All employees
In selecting suppliers, the same ethics and social and environmental responsibility standards adopted by the company:	( ) Are not considered	( ) are suggested	(*) are required	( ) Are not considered	( ) are suggested	(*) are required
As for the participation of employees in volunteer work programs, the company:	( ) Does not get involved	( ) Supports	(*) Organizes and encourages	( ) Does not get involved	( ) Supports	(*) Organizes and encourages
Total number of customer claims and critics by the ombudsman:	In the company 9356	Procon 1566	Court Expressinho 93	In the company nd	Procon nd	Court nd
% of claims and critics complied or solved by the ombudsman:	In the company 97.07%	Procon 98.46%	Court Expressinho 93 59%	In the company nd	Procon nd	Court Nd

Total Value Added to be Distributed (in thousand of Reais):	In 2005: 3,342,086	In 2004: 2,783,022

Value Added Distribution:	26,2% Government 10,4% Shareholders	21.5% Government 5.5% Shareholders
	30,9% Contributors 17% Third parties	35.6% Contributors 24.5%Third parties
	15,5% retained.	12.95% retained.

* Unaudited
**Unaudited, except for Value Added Distribution and Value Added to be Distributed

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais – R$)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Assets	2005	2004	Liabilities and Shareholders’ Equity	2005	2004

Current assets			Current liabilities
Cash and cash equivalents (note 4)	280,173	105,557	Accounts payable to suppliers and contractors	77,781	51,578
Customer accounts receivable, net (note 5)	1,195,249	949,792	Loans and financing (note 9)	759,013	1,496,810
Receivable from shareholder, net (note 6)	166,356	81,334	Accrued payroll and related charges	117,289	107,228
Inventories	36,070	29,604	Provisions for contingencies (note 14 (a))	31,557	30,373
Deferred taxes (note 10)	23,515	30,215	Interest on shareholders’ equity (note 15 (c))	409,725	144,078
Other current assets	24,023	33,288	Taxes payable (note 11)	106,131	115,119

	1,725,386	1,229,790	Deferred taxes (note 10)	70,893	71,902
			Other current liabilities	119,577	83,801

Long-term assets				1,691,966	2,100,889
Customer accounts receivable, net (note 5)	263,356	278,060	Long-term liabilities
Receivable from shareholder, net (note 6)	800,594	740,609	Loans and financing (note 9)	5,905,208	5,553,843
Indemnities receivable (note 7)	148,794	148,794	Taxes payable (note 11)	256,114	272,338
Escrow deposits	27,926	16,189	Deferred taxes (note 10)	133,443	130,055
Deferred taxes (note 10)	298,820	257,271	Provisions for contingencies (note 14 (a))	580,840	460,231
Other assets	32,920	27,976	Accrued pension obligation (note 12)	276,558	222,176

	1,572,410	1,468,899	Other liabilities	108,489	92,688

				7,260,652	6,731,331
Permanent assets			Shareholders’ equity (note 15)
Investments	740	5,100	Paid-in capital	3,403,688	3,403,688
Property, plant & equipment, net (note 8)	14,116,099	14,040,922	Capital reserve	78,820	65,291
Deferred charges	20,531	39,097	Revaluation reserve	2,529,771	2,619,220

	14,137,370	14,085,119	Profit reserves	2,470,269	1,863,389

				8,482,548	7,951,588

Total Assets	17,435,166	16,783,808	Total Liabilities & Shareholders’ Equity	17,435,166	16,783,808

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, except for earnings per share)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	2005	2004

GROSS REVENUE FROM SALES AND SERVICES (Note 18)	5,356,326	4,642,491
Taxes on sales and services - COFINS and PASEP	(402,963)	(245,419)

Net revenue from sales and services	4,953,363	4,397,072
Cost of sales and services (Note 19)	(2,390,421)	(2,253,380)

GROSS PROFIT	2,562,942	2,143,692

OPERATING EXPENSES (Note 19)
Selling expenses	(537,864)	(502,520)
Administrative expenses	(335,505)	(313,557)
Financial expenses, net	(447,004)	(503,706)

Total operating expenses	(1,320,373)	(1,319,783)

INCOME FROM OPERATIONS	1,242,569	823,909

NONOPERATING INCOME (EXPENSES)
Loss on disposal of property, plant & equipment (Note 8(a))	(19,051)	(34,440)
Other	(6,370)	518

	(25,421)	(33,922)

INCOME BEFORE TAXES ON INCOME	1,217,148	789,987
Income tax (Note 10)	(271,387)	(198,030)
Social contribution tax (Note 10)	(72,039)	(52,579)
Deferred income tax (Note 10)	43,242	22,792
Deferred social contribution tax (Note 10)	(16,195)	(14,020)

INCOME BEFORE EXTRAORDINARY ITEM	900,769	548,150

Extraordinary item, net of income and
social contribution taxes (Note 12)	(35,122)	(35,122)

NET INCOME	865,647	513,028

Earnings per thousand shares in R$	30.40	18.01

The accompanying notes are an integral part of these financial statements.

	Paid-in	Capital	Revaluation	Profit reserves		Retained

	capital	reserve	reserve	Legal	Investment	earnings	Total

BALANCES AS OF DECEMBER 31, 2003	3,403,688	50,739	2,723,720	146,340	1,252,456	-	7,576,943

Donations		14,552					14,552
Realization of revaluation reserve			(104,500)			104,500	-
Net income						513,028	513,028
Allocation of income:
Legal reserve				25,651		(25,651)	-
Interest on shareholders’ equity						(152,935)	(152,935)
Investment reserve					438,942	(438,942)	-

BALANCES AS OF DECEMBER 31, 2004	3,403,688	65,291	2,619,220	171,991	1,691,398	-	7,951,588

Donations (note 15 (d))		13,529					13,529
Realization of revaluation reserve			(89,449)			89,449	-
Net income						865,647	865,647
Allocation of income: (note 15 (e))
Legal reserve (note 15 (c))				43,282		(43,282)	-
Interest on shareholders’ equity (note 15 (c))						(348,216)	(348,216)
Investment reserve (note 15 (e))	0	0	0	0	563,598	(563,598)	-

BALANCES AS OF DECEMBER 31, 2005	3,403,688	78,820	2,529,771	215,273	2,254,996	-	8,482,548

The accompanying notes are an integral part of these financial statements.

	2005	2004

SOURCES OF FUNDS
From operations:
Net income	865,647	513,028
Items not affecting working capital
Bad Debt Expense	137,639	76,870
Depreciation and amortization	595,981	598,911
Investments write-off	4,360	-
Loss on disposal of property, plant and equipment	19,051	34,616
Write-off of deferred charges	6,700	-
Monetary variations on long-term items	(19,597)	(38,548)
Provisions for contingencies	120,609	75,660
Pension obligation	54,382	76,636
Interest and monetary and exchange variations on long- term assets and liabilities:
Loans and financing	(143,210)	(9,569)
Taxes payable	21,761	25,018
Deferred income and social contribution taxes:
In long-term assets	(41,549)	(34,467)
In long-term liabilities	3,388	8,938

Total from operations	1,625,162	1,327,093

From third parties:
Loans and financing, long-term	1,153,479	780,722
Increase in long-term liabilities – work aid	13,529	14,552

Total from third parties	1,167,008	795,274

Decrease in working capital	-	356,265

Total sources	2,792,170	2,478,632

USES OF FUNDS
Increase in long-term assets	180,003	217,107
Decrease in long-term liabilities	46,602	22,668
Permanent assets
Property, plant and equipment	678,237	600,903
Deferred charges	106	444
Transfer from long-term to current liabilities
Loans and financing	634,487	1,484,575
Interest on shareholders’ equity	348,216	152,935

Increase in working capital	904,519	-

Total uses	2,792,170	2,478,632

Increase (decrease) in working capital:

Current assets
At end of year	1,725,386	1,229,790
At beginning of year	1,229,790	1,217,165

Variation in current assets	495,596	12,625

Current liabilities
At end of year	1,691,966	2,100,889
At beginning of year	2,100,889	1,731,999

Variation in current liabilities	(408,923)	368,890

Increase (decrease) in working capital	904,519	(356,265)

The accompanying notes are an integral part of these financial statements.

SUMMARY
	2005	2004

SOURCES
From operations	1,625,162	1,327,093
From third parties	1,167,008	795,274
Decrease in working capital	-	356,265
TOTAL SOURCES	2,792,170	2,478,632

USES
Increase in long-term assets	180,003	217,107
Decrease in long-term liabilities	46,602	22,668
Permanent assets	678,343	601,347
Transfer from long-term to current liabilities	634,487	1,484,575
Interest on shareholders’ equity	348,216	152,935
Increase in working capital	904,519	-
TOTAL USES	2,792,170	2,478,632

For 2005, the Company chosen for enhancing the model of its Statements of Changes in Financial Position, presenting the Increase in working capital as uses and the decrease in working capital as sources.

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company’s shares are listed on the São Paulo Stock Exchange (“BOVESPA”) in the “New Market” segment since April, 2002, and on the New York Stock Exchange - NYSE, in the form of ADRs (American Depositary Receipts) since May, 2002.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of wich are through concessions granted by the municipalities and most of them with 30-year term. Out of the 17 (seventeen) concession contracts that expired in 2005, 8 (eight) have been extended for a period from 3 (three) months to 1 (one) year and 9 (nine) are under negotiation with the Municipalities. In 2006, 135 contracts are going to expire and the rest between 2007 and 2034. The Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection. The net book value of property, plant and equipment items relating to the municipalities where the concessions are under negotiation (2005) or will expire in 2006, totals R$ 1.57 billion.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a significant population, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of companies that formed SABESP.

All information about the concession area, number of municipalities, volume of water and sewage and other related data disclosed in this report that do not arise from the accounting and/or financial statements, will not be examined by the independent accountants.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s statutory financial statements have been prepared in accordance with accounting practices adopted in Brazil, wich are based on the Brazilian Corporate Law (Law no. 6404/76, as amended), the rules and regulations of the Brazilian Securities and Exchange Commission – “CVM” and the accounting standards issued by the Federal Board of Accounting – “CFC”, hereinafter referred to as “Corporate Law”. The financial statements prepared in accordance with Corporate Law have not been indexed for inflation after 1995.

Supplementary information is also presented “in constant purchasing power currency”, which were prepared in accordance with the criteria described in note 25 (a), and in the Value-Added Statement, in note 25 (b).

3. SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices, which are based on the accrual concept, comply with Corporate Law and are as follows:

(a) Revenue from sales and services

Revenue from water and sewer services is recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered, but not billed, is recorded as unbilled customer accounts receivable based on monthly estimates, in order to match such revenue with costs incurred.

In the fiscal year ended on December 31, 2004, revenue is recorded net of customer discounts relating to the Water Consumption Reduction Incentive Program.

(b) Marketing costs

Marketing costs are generally recorded in administrative expenses. Marketing costs were R$ 17,861 and R$ 31,615 for the years ended on December 31, 2005 and 2004, respectively. No marketing costs were diferred at December 31, 2005 and 2004.

(c) Financial income and expenses

Financial income and expense are primarily comprised of interest and monetary and exchange variations on loans and financing, and financial investments, calculated and reported on the accrual basis of accounting.

(d) Income tax and social contribution

Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results.

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution at the rate of 9%. Those rates are reported on an accrual basis.

Deferred taxes are calculated based on taxable or dedutible amounts in future years and are recognized to the extent that realization is believed to be probable.

As permitted by the “CVM”, the Company opted not to recognize the deferred income social contribution taxes on the revaluation reserve of property, plant and equipment recorded up to 1991.

(e) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(f) Cash and cash equivalents

Cash and cash equivalents comprise primarily bank deposits and financial investments and are carried at cost plus accrued interest, if applicable. Financial investments denominated in reais have a ready market and an original maturity of 90 days or less. Those comprise mainly Financial Investment Funds – “FIF’s”. The Company is required by law to invest excess cash with financial institutions controlled by the State Government.

(g) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements.

The Company records an allowance for doubtful accounts for receivable balances in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings. The amount is deemed by the Management to be sufficient to cover probable losses, based on an aging analysis of receipts, taking into consideration the expected recovery in the different categories of customers. For accounts receivable balances under R$ 5 and overdue more than 180 days, such balances are written off through a direct charge to income.

(h) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at lower of average acquisition cost or realizable value and are classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(i) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(j) Property, plant & equipment

These are stated at adjusted cost up to December 31, 1995, and take the following into consideration:

Depreciation of property, plant & equipment is recorded using the straight-line method at the annual rates mentioned in Note 8.

The revaluation of property, plant & equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts. The referred revaluation was stated with a corresponding entry to the “Revaluation Reserve” account in the Shareholder’s Equity, and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “Retained Earnings”.

Interest charges on loans and financing for construction in progress are capitalized as part of the cost thereof.

The Company reviews long-lived assets, primarily buildings and water and sewage systems to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. The carrying value of assets or groups of assets is written down to realizable value if and when appropriate.

Contributions of property, plant and equipment by third parties and from government entities to allow the Company to supply water and sewage services are recorded as a capital reserve.

Construction-in-progress is recorded at cost and primarily related to construction projects under contract with third parties.

Improvements to existing property are capitalized, while costs of maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

As from 1999, acquisitions of third parties’ concession rights have been recorded at the value shown in technical reports of economic-financial evaluation. Such rights are recorded as intangible assets in property, plant & equipment and amortized on the straight-line basis during the term provided for in the contract.

(k) Deferred Assets

Deferred charges are comprised primarily of deferred project costs and technical studies, wich are being amortized using the straight-line method over 5 years from the date when benefits start to be generated.

(l) Loans and Financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses up to closing date.

(m) Salaries and payroll charges

Salaries, provisions for vacation pay, 13th salary and complementary payments agreed upon collective bargaining agreements, added by the corresponding payroll charges, are recorded on an accrual basis.

(n) Provision for contingencies

Provisions for contingencies are recorded at the estimated amounts to cover potential losses related on labor, tax, civil, commercial, environmental and other claims and lawsuits, administrative and court levels, when such losses are considered probable and are estimateable management as of December 31, 2005, and 2004.

(o) Environmental costs

Costs relating to ongoing environmental programs are expensed in the income statement, incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimable by the Company’s management.

(p) Private Pension Plan

The Company sponsors a private defined benefit pension plan. The CVM resolution 371 December 13, 2000 determines the recognition of actuarial liabilities exceeding to the plan assets These liabilities as allowed by the referred resolution, have been recognized over a period of years, from the fiscal year of 2002.

(q) Interest on shareholders’ equity

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, limited to the daily pro-rata variation of the Long-Term Interest Rate (“TJLP”) and recorded conformity with CVM Resolution 207/96.

(r) Use of estimates

The preparation of financial statements requires management to make estimates based on certain assumptions that affect the reported amounts of assets and liabilities and the reported amounts revenues and expenses for the reporting periods. Actual results could differ from those estimates.

(s) Net profit per share

This is calculated based on the number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	2005	2004

Cash and banks	124,455	49,638
Short-term investments	155,718	55,919

	280,173	105,557

5. ACCOUNTS RECEIVABLE

(a) Balances

	2005	2004

Private-sector customers:
General customers and special customers (i) (ii)	813,306	680,844
Agreements (iii)	142,139	119,027

	955,445	799,871

Government Entities:
Municipal	377,373	289,382
Federal	19,391	16,471
Agreements	59,408	30,979

	456,172	336,832

Wholesale customers – municipal authorities: (iv)
Guarulhos	294,035	264,867
Mauá	94,887	74,571
Mogi das Cruzes	4,145	4,949
Santo André	256,063	221,913
São Caetano do Sul	2,708	3,559
Diadema	76,054	62,385

Total wholesale customers – municipal authorities	727,892	632,244

Unbilled amounts	239,832	218,545

Subtotal	2,379,341	1,987,492
Allowance for doubtful accounts	(920,736)	(759,640)

Total	1,458,605	1,227,852

Current portion	1,195,249	949,792

Long-term portion (v)	263,356	278,060

(i) General customers - residential and small and medium-sized businesses.

(ii) Special customers - large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)

(iii) Agreements - renegotiation of past-due balances into installments.

(iv) Wholesale customers – municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, as follows:

	2005	2004

Balance in the beginning of the fiscal year	632,244	506,309
Billings for services provided	241,126	217,525
Collections - current year services	(113,496)	(68,060)
Collections – prior year services	(31,982)	(23,530)

Balance at end of year	727,892	632,244

Current portion	13,092	11,179
Long term portion	714,800	621,065

(v) Long-term receivables - Past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities. It is stated net of the provision for doubtful accounts in the amount of R$ 519,632 on December 31, 2005 (R$ 394,569 in 2004).

(b) Customer accounts receivable aging summary

	2005	2004

Current	669,917	568,789
Past due:
Up to 30 days	174,129	159,634
From 31 to 60 days	86,206	80,889
From 61 to 90 days	61,743	58,120
From 91 to 120 days	52,237	47,148
From 121 to 180 days	95,253	87,856
From 181 to 360 days	240,533	170,582
For more than 360 days	999,323	814,474

Total	2,379,341	1,987,492

(c) Allowance for doubtful accounts

(i) Changes in the allowance for doubtful accounts are as follows:

	2005	2004

Balance at beginning of year	759,640	669,431

Private-sector customers/government entities	23,457	13,339
Wholesale customers	137,639	76,870

Additions in the fiscal year	161,096	90,209

Balance	920,736	759,640

Current portion	401,104	365,071
Long-term portion	519,632	394,569

(ii) In the income

The Company recorded direct charges for probable losses in accounts receivable incurred in 2005, in the amount of R$ 255,292, directly to the income for the year, recorded in “Selling Expenses”. These losses amounted to R$ 241,577 in 2004.

	2005	2004

Provisions (over five thousand reais)	(207,233)	(99,297)
Recoveries (over five thousand reais)	46,137	9,088
Direct write-offs (less than five thousand reais)	(177,138)	(205,261)
Recoveries (less than five thousand reais)	82,942	53,893

Expenses (note 19)	(255,292)	(241,577)

6. RELATED PARTY TRANSACTIONS

The Company is party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivables from shareholder

	2005	2004

Current receivables:
Water and sewage services (i)	111,550	48,478
GESP Agreement	54,806	32,856

Total current	166,356	81,334

Long term:
Water and sewage services -GESP Agreement	127,879	269,803
Reimbursement for pension benefits paid (ii)	672,715	576,326

Gross long-term receivable from shareholder	800,594	846,129
Less amounts due to shareholder - interest on
shareholders’ equity	-	(105,520)
Total long term	800,594	740,609

Total receivable from shareholder	966,950	821,943

Water and sewage services	294,235	245,617
Reimbursement for pension benefits	672,715	576,326

	966,950	821,943

(b) Interest on shareholders’ equity	175,009	85,231

	2005	2004

(c) Operating Revenues

Gross revenue from sales and services
Water sales	161,798	147,861
Sewage services	134,313	116,176
Collections	(233,039)	(215,559)

(d) Financial revenues	32,293	23,114

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does not expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At December 31, 2005 and 2004, 2,761 and 2,770 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 96,388 and R$ 85,340 at December 31, 2005 and 2004, respectively. There were 189 active employees at December 31, 2005, who will be entitled to such benefits at the time of their retirement, as compared to 211 at December 31, 2004.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy – “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law no 200/74, acknowledged to be responsible for the benefit arising out of supplementation of retirement and pension payments and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$ 678,830, of which R$ 320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the Water and Electric Power Department – “DAEE” will transfer these properties to the Company to reduce the amounts owed to the Company. The reservoirs evaluation works has been completed and approved by the Board of Directors of the Company, which works indicated an amount of R$ 300,880 (base date - June, 2002), as shown in the respective report.

Based on official notice no. 53/2005 of the State Capital Defense Council – “CODEC”, dated March 21, 2005, negotiations have restarted between the Company and the State Government with a view to restate the debt for supplementary retirement and pension benefits, under the terms defined in the GESP agreement, including amounts due after November, 2001. These negotiations shall result in a second amendment to the Agreement between the State Government and Sabesp. The Company shall retain Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP – “FIPECAFI” to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

Once the amounts and any monetary adjustment criterion are established, SABESP will be able to take applicable actions with “DAEE” in order to transfer the ownership rights to the Alto Tietê System reservoirs, since no legal restraint exists any more, once the State Government has timely filed an appeal against the decision that had granted the public civil action and managed to obtain the suspension of the effects thereof.

This second amendment shall also include the criteria for monthly recovery of the future amounts to be disbursed by Sabesp.

Since these negotiations are still in the early stages, it is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant net losses relating to any differences between the amounts recorded as due from the State Government and the amounts actually paid by Sabesp.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$ 581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (1) amounts declared and paid relationg to years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and paid relating to 2003 (R$ 360,667).

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

In 2005, the Company received the amount of R$ 35,797 corresponding to the installments from May to December and it has set off R$ 105,520 with Interest on Own Capital Stock of 2003, as forecasted.

As the right of offset was contemplated in the original terms of the GESP Agreement, the Company recorded the applicable effects of such Amendment as of and through December 31, 2003, including the monetary adjustments of both amounts payable to and receivable from the State Government. In addition, the amounts payable to the State Government for interest on shareholders’ equity specifically identified in the agreement for reciprocal offset through 2004 have been reclassified as a reduction of amounts receivable at December 31, 2004.

The balance of Interests on Own Capital, in the amount of R$ 113,842, adjusted pursuant to the IPCA-IBGE, was netted against accounts overdue after February 2004.

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement. Part of such amounts may be netted upon the transfer of the reservoirs that make up the Alto Tietê System. The Company and the State Government are negotiating the transfer and netting of the additional amounts owed.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(e) Cash and cash equivalents

The Company’s balance of cash and short-term investments accounts with financial institutions controlled by the State Government was R$ 242,021 and R$ 72,777 at December 31, 2005 and 2004, respectively. The financial income from such investments was R$ 32,293 and R$ 23,114 in fiscal years ended December 31, 2005 and 2004, respectively.

(f) Arrengements to use reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by the State Department of Water and Energy – “DAEE”. The Company does not pay any fees with respesct to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs.

(g) Contracts with reduced Fare for State and Municipal Public Entities that adhere to the Program of Rational Use of Water

The Company has entered into contracts with public entities related to the Government of the State and to the municipalities involving approximately 6,800 real estates that are benefited with a 25% tariff reduction for water and sewage services. The contract provides for the implantation of the program of rational use of water, which considers the reduction in water consumption.

7. INDEMNITIES RECEIVABLE

The municipalities of Diadema and Mauá withdrew the Company’s concession for water and sewage services in the beginning of 1995.

In December 1996, SABESP filed a claim seeking compensation for the amounts due by the municipality of Diadema. In first instance, the judge pronounced a sentence against SABESP. The Company has filed an appeal in November, 2000. On December 1st, 2005, partial acceptance to the SABESP appeal was given in order to declare the validation of the agreement with the Municipality of Diadema.

The net book value of items of property, plant and equipment items relating to the municipality of Diadema, which was written-off in December 1996, was R$ 75,231, and the balance of indemnity and other receivables from the local government is R$ 62,876, and is recorded in long-term assets, under “Indemnities receivable”.

SABESP signed a protocol of intentions with the municipality of Mauá when the concession was terminated, by means of which it would agree to pay amounts to the Company referring to the water and sewage systems. However, the municipality of Mauá has never performed the payment of any amount whatsoever. SABESP filed the collecting proceeding in December, 1996 against the municipality. On indemnification title, the sentence pronounced in 2004 has condemned the municipality and the Basic Sanitation of the Municipality of Mauá – SAMA to pay the amount of R$ 153.2 million with monetary restatement by the practice of the Court of Justice of the State of Sao Paulo, from March 2000, legal interests since the summoning, costs, judicial expenses and legal fees in the amount of 20% over the amount of condemnation. This sentence is subject to the double jurisdiction degree, by means of interlocutory appeal by the municipality of Maua and by the Basic Sanitation of the Municipality of Mauá – SAMA, which has recently responded by SABESP. Such appeal is expecting sentence by the Court of Justice of São Paulo.

The net book value of property, plant and equipment items relating to the municipality of Mauá, which was written-off in fiscal year 1999, was R$ 103,763, and the balance of indemnity, in the amount of R$ 85,918, is recorded in long-term assets, under “Indemnities receivable”.

Both cases are the subject matter of court claims (Mauá and Diadema), and the legal counsel in charge of the proceedings believe that a favorable judgement is likely to be rendered to the Company.

8. PROPERTY, PLANT & EQUIPMENT

	2005			2004

	Cost	Accumulated Depreciation/ Amortization	Net	Net	Annual Depreciation rates - %

In use
Water systems:
Land	938,589	-	938,589	932,233	-
Buildings	2,660,875	(1,313,030)	1,347,845	1,412,014	4%
Connections	800,544	(318,650)	481,894	490,206	5%
Water meters	272,240	(136,728)	135,512	134,644	10%
Networks	3,235,646	(938,479)	2,297,167	2,331,990	2%
Equipment	246,893	(154,274)	92,619	105,947	10%
Others	498,950	(213,636)	285,314	283,046	2 to 20%

	8,653,737	(3,074,797)	5,578,940	5,690,080
Sewage system:
Land	352,080	-	352,080	349,553	-
Buildings	1,456,577	(515,025)	941,552	976,867	4%
Connections	846,334	(320,000)	526,334	536,348	5%
Networks	4,660,594	(1,034,414)	3,626,180	3,615,156	2%
Equipment	500,449	(351,579)	148,870	181,455	10%
Others	15,493	(993)	14,500	11,530	2 to 20%

	7,831,527	(2,222,011)	5,609,516	5,670,909
General use:
Land	102,952	-	102,952	102,868	-
Buildings	120,853	(64,963)	55,890	59,372	4%
Transportation equipment	133,433	(122,842)	10,591	15,386	20%
Furniture, fixtures and equip.	280,097	(180,729)	99,368	126,300	10%
Free lease land	25,312	-	25,312	25,312	-
Free lease assets	9,510	(2,990)	6,520	6,591	-

	672,157	(371,524)	300,633	335,829

Subtotal in use	17,157,421	(5,668,332)	11,489,089	11,696,818
Construction in progress:
Water systems	683,094	-	683,094	561,878
Sewage systems	1,421,491	-	1,421,491	1,245,036
Others	19,907	-	19,907	19,804

Subtotal construction in progress	2,124,492	-	2,124,492	1,826,718

Intangible assets	582,981	(80,463)	502,518	517,386

Total	19,864,894	(5,748,795)	14,116,099	14,040,922

(a) Disposals of property, plant and equipment

In 2005, the Company wrote-off property, plant and equipment in the amount of R$ 19,051 (R$ 34,616 in 2004 which resulted in a total loss of R$ 34,440). Of these losses, R$ 9,879 (R$ 26,034 in 2004) related to the obsolescence, theft or disposal of assets in use, and R$ 9,172 (R$ 8,582 in 2004) related to construction in progress, due to discontinued construction, non-productive wells and construction in progress projects wich were determined to be no longer economically feasible.

(b) Capitalization of interests and financial charges

The Company capitalized interests and monetary variation, including foreing currency exchange variation, to property, plant and equipment in the amount of R$ 4,335 for the year ended on December 31, 2005 (2004 - R$ 4,907), during the period in wich the related assets were under construction.

(c) Construction in progress

Construction in progress primarily related to new projects and operating improvements, are as follows:

	2005	2004

Water systems:
Networks and connections	238,122	231,653
Transmission	36,712	30,020
Water treatment	97,502	101,033
Sub-transmission	155,493	86,502
Production and storage	116,306	74,092
Other	38,959	38,578

Total water systems	683,094	561,878

Sewage systems:
Collection	1,139,045	990,325
Treatment	182,967	166,916
Others	99,479	87,795

Total sewage systems	1,421,491	1,245,036
Others	19,907	19,804

Total	2,124,492	1,826,718

Estimated disbursements relating to construction works already contracted are estimated to be approximately R$ 957,000 for fiscal years from 2006 to 2011 (unaudited).

(d) Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration in conformity with applicable legislation.

Disbursements to be effected as from fiscal year 2006 are estimated to be approximately R$ 279,621 (unaudited), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. The total amount of property, plant and equipment referring to expropriations in 2005 was R$ 11,472 (R$ 5,423 in 2004).

(e) Assets in guarantee

At December 31, 2005 and 2004, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 11).

(f) Non-operating assets

The Company had R$ 31,832 at December 31, 2005 (2004 - R$ 31,903) referring to other non-operating assets, comprised primarily of land surrounding reservoirs.

(g) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at December 31, 2005 would be R$ 461,068 (2004 - R$ 491,475). In the years ended on December 31, 2005 and 2004, the realized revaluation reserve amounts were R$ 89,449 and R$ 104,500.

(h) Totally depreciated assets

On December 31, 2005 the gross accounting value of the totally depreciated assets which are still in use is R$ 336,086 (2004 – R$ 307,078).

(i) Concessions

(i) Intangible Assets

As of the fiscal year 1999, the negotiations related to the new concessions started to be performed considering the financial economic value of the business, defined in an appraisal report, issued by independent experts.

The amount defined in the respective contracting instrument, after the celebration of the deal together with the municipality, with the realization by means of underwriting stock of the Company or in cash, it is registered under this line item and amortized over the concession period, normally on a 30-year term.

The net disclosed amount refers to the assumption of the following municipalities:

		Accumulated
	Cost	Depreciation	Net	Net
MUNICIPALITY		2005		2004

Agudos	7,331	(1,619)	5,712	5,938
Bom Sucesso do Itararé	131	(13)	118	72
Campo Limpo Paulista	11,509	(2,356)	9,153	9,426
Conchas	2,171	(409)	1,762	1,804
Duartina	1,459	(227)	1,232	1,258
Estância de Serra Negra	11,423	(952)	10,471	10,755
Itapira	14,762	(838)	13,924	13,940
Itararé	5,508	(1,224)	4,284	4,428
Marabá Paulista	358	(66)	292	304
Miguelópolis	3,978	(939)	3,039	3,133
Osasco	260,013	(50,801)	209,212	214,311
Paraguaçu Paulista	13,966	(3,231)	10,735	11,163
Paulistânia	149	(22)	127	132
Sandovalina	211	(41)	170	177
Santa Maria da Serra	885	(185)	700	720
São Bernardo do Campo	237,459	(15,114)	222,345	230,297
Várzea Paulista	11,668	(2,426)	9,242	9,528

Total	582,981	(80,463)	502,518	517,386

(ii) Fixed Assets in operation

The fixed assets in operation represent the assets involved in the service providing of supply of water and collection of sewage in 352 municipalities. In the other municipalities, which were negotiated by financial economic appraisal, described in the item above, SABESP holds the possession of the assets. In the case of Sao Bernardo do Campo, the negotiation occurred in December, 2003 was based on a financial economic appraisal that arrived at the amount of R$ 415,471 and there was the transfer of services, as well as the ownership of the assets. In December, 2004 the property evaluation of the assets has been completed for the Municipality. The amount arrived at of R$ 175,858 was reclassified in December 31, 2004 from “intangible assets” to “operating assets”.

The concession contracts foresee that the assets shall be transferred to the conceding power at the end of the term.

In 2005, 17 (seventeen) concession contracts expired, being that 8 (eight) were extended for a period from 3 (three) months to 1 (one) year and 9 (nine) are under negotiation. The net accounting value of the fixed assets in the Municipalities where the concessions are under negotiation (2005) or that will expire in 2006, amount to R$ 1.57 billion.

In 2005, the depreciation costs of these municipalities were of R$ 84,641.

On December 31, there was no amount pending of payments to the municipalities.

9 - LOANS AND CREDIT FACILITIES

		2005			2004
								Final
	Short	Long		Short	Long			Maturity	Annual	Adjustment
	Term	Term	Total	Term	Term	Total	Guarantees	Date	interest rate	to inflation
In local currency:
Banco do Brasil	194,238	2,028,429	2,222,667	173,539	2,161,423	2,334,962	State of S.Paulo Government and Own Funds	2014	8.50%	UPR

Debentures 4th Issue	99,998	-	99,998	100,001	99,998	199,999		2006	CDI+1.2%	-
Debentures 5th Issue	148,917	148,917	297,834	148,377	296,754	445,131		2007	CDI+1.1% and 10.65%	IGP-M
Debentures 6th Issue	-	614,383	614,383	-	609,693	609,693		2010	CDI+1.75% and 11%	IGP-M
Debentures 7th Issue	-	300,516	300,516	-	-	-		2010	CDI+1.5% and 10.8%	IGP-M
Debentures 8th Issue	-	696,594	696,594	-	-	-		2011	CDI+1.5% and 10.75%	IGP-M
Caixa Econômica Federal	42,938	459,919	502,857	40,042	457,938	497,980	Own Funds	2007/2022	5% to 9.5%	UPR
	632,849	4,455,424	5,088,273	546,700	3,823,059	4,369,759
Brazilian Economic and Social Development Bank - BNDES	28,699	182,358	211,057	5,443	172,343	177,786	Own Funds	2013	3% + TJLP limit 6%
	632,849	4,455,424	5,088,273	546,700	3,823,059	4,369,759
Other	2,505	24,308	26,813	2,348	24,910	27,258		2008/2011	12%/CDI/TJLP+ 6%	UPR
	632,849	4,455,424	5,088,273	546,700	3,823,059	4,369,759
Accrued Interest and financial charges	115,554	-	115,554	76,950	-	76,950
	632,849	4,455,424	5,088,273	546,700	3,823,059	4,369,759
In foreign currency:
Eurobonus: US$ 225,000 thousand (2004 - US$ 500,000 thousand)	-	526,658	526,658	729,960	597,240	1,327,200		2008	12%	US$

Interamerican Development Bank (IDB): US$ 435,451 thousand (2004-US$ 457,799 thousand)	101,157	918,103	1,019,260	104,048	1,111,133	1,215,181	Federal Government	2007/2025	3.00 to 7.70%	Currency basket var. +US$

International Bank for Reconstruction and Development - BIRD (“World Bank”): US$ 6,439 thousand (2004-US$ 11,754 thousand)	10,049	5,023	15,072	12,480	18,720	31,200	Federal Government	2007	4.59%	Currency bsket var. +US$

Deutsche Bank Luxemburg: US$ 20,000 thousand in 2004	-	-	-	53,088	-	53,088		2005	11.125%	US$

Société Générale: € 1,020 thousand (2004- € 1,932 thousand)	2,824	-	2,824	3,303	3,691	6,994	Federal Government	2006	3.92%	EUR

Accrued Interest and financial charges	12,134	-	12,134	47,231	-	47,231
Sub-Total	126,164	1,449,784	1,575,948	950,110	1,730,784	2,680,894
Total loans and financing	759,013	5,905,208	6,664,221	1,496,810	5,553,843	7,050,653
Exchange rate at December 31, 2005: US$ 2.3407; EUR 2.76905
On December 31, 2005 the Company did not record any balances of short-term loans and financing.

(a) Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, charges and payments are made on the “Price” amortization system, indexed monthly to the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest 8.5% per year. Interest and principal are payable monthly, with final maturity in 2014. This financing is guaranteed by the State of São Paulo Government’s revenue and by the Company’s own revenues.

(b) Debentures

(i) 4th Issue

On April 01, 2001 the Company made a public placement of 30,000 non-convertible, registered, book-entry type, single series, non-renegotiable debentures, at the unit value of R$ 10, in an aggregate amount of R$ 300,000. The placement of these debentures in the local market occurred through an auction held on June 8, 2001.

The amortization shall be made in 12 quarterly installments, beginning on March 15, 2004, with final scheduled redemption date on December 15, 2006.

The debentures bear interest at the daily interbank deposit rate - DI, as calculated and disclosed by the CETIP - Securities Custody and Financial Settlement Agency, plus 1.20% per annum spread. Interest is paid quarterly, the first payment having occurred on June 15, 2001.

Funds raised from the issue were used for settling debts becoming payable in the funding year.

In 2005, accrued interest was R$ 30,020 (2004 - R$ 42,472). The outstanding balance payable, in the amount of R$ 775, is recorded under “Loans and financing” in the current liabilities.

(ii) 5th Issue

On April 1, 2002 the Company made a public placement for the 5th issue of simple, book-entry, registered, unsecured, non-convertible debentures, with face value of R$ 10. The value of the 2nd Issue is monthly changed, due to of its type, in conformity with the indenture.

Funds raised from the issue were used for settling debts during fiscal year 2002.

40,000 debentures were issued, distributed in two series, as follows:

	1st Series	2nd Series
Placement date	05/16/2002	05/16/2002
Number	31,372	8,628
Face value of Issue	R$ 313,720	R$ 86,280
Original yield	CDI + 1.85% per year	IGP-M + 13.25% per year
Interest payments	Quarterly, except for last	Annual, except for last
	installment on 03/01/2007	installment in 03/01/2007
Amortization	3 installments on 04/01/2005,	3 installments on 04/01/2005,
	04/01/2006 and 03/01/2007	04/01/2006 and 03/01/2007

The interest rates for the two series were renegotiated for the last time in April, 2005, whereby the rate for the 1st Series was changed from CDI + 2% per year to CDI + 1.1% per year, and for the 2nd Series was changed from IGPM + 12.7% per year to IGPM + 10.65% per year, in effect until the agreement conclusion.

In 2005, accrued interest was R$ 45,015 (2004 - R$ 54,376) relating to the 1st Series, paid on a quarterly basis, and R$ 11,584 (2004 - R$ 16,641) relating to the 2nd Series, paid on an annual basis. The remaining balances of R$ 9,443 (2004 - R$ 13,893) for the 1st Series and of R$ 7,032 (2004 - R$ 12,328) for the 2nd Series, are recorded under “Loans and financing”, in current liabilities.

(iii) 6th Issue

On September 17, 2004, the Company registered with the CVM a securities program by which it shall be able to offer debt securities, including non-convertible debentures and commercial papers, up to a total amount of R$ 1,500,000. As part of such program, on September 1, 2004 the Company issued 600,000 debentures, distributed in three series, without renegotiation, with face value of R$ 1 each, totaling R$ 600,000. The date of the financial settlement of the transaction was September 21, 2004, for the 1st series, and September 22, 2004, for the 2nd and 3rd series.

The debentures were placed on the market as follows:

				Interest		Maturity
	Amount	Adjustment	Interests	Payment	Amortization	Date

1st Series	231,813	-	CDI+1.75% p.a.	Semiannual	Single payment	Sep/2007
2nd Series	188,267	IGP-M	11%	Annual	Single payment	Sep/2009
3rd Series	179,920	IGP-M	11%	Annual	Single payment	Sep/2010

The raised amount was used for final settlement of the 3rd Issue of debentures and promissory notes issued in June, 2004, in the amount of R$ 130,000.

Accrued interes in 2005 was R$ 46,481 ( 2004 - R$ 13,484) relating to the 1st Series, paid on a semiannual basis; R$ 21,420 (2004 - R$ 6,757) relating to the 2nd Series and R$ 20,470 (2004 - R$ 6,457) relating to the 3rd Series, which will be paid annually. Remaining balances to be paid in the amount of R$ 14,837 (2004 - R$13,484) of the 1st Series; R$ 6,757 (2004 - R$ 6,757) of the 2nd Series and R$ 6,458 (2004 - R$ 6,457) of the 3rd Series. Such amounts are recorded under “Loans and financing” in current liabilities.

(iv) 7th Issue of Debentures

Within the program registered together with the CVM on September 17, 2004, the Company issued, in March 1, 2005, 300,000 debentures distributed into two series, without re-covenants, at the par value of R$ 1, totaling R$ 300,000. The date of financial settlement was March 14, 2005.

The debentures have been placed in the market as follows:

				Interest		Maturity
	Amount	Adjustment	Interests	Payment	Amortization	Date

1st Series	200,000	-	CDI+1.5% p.a.	Semiannual	Single payment	Mar/2009
2nd Series	100,000	IGP-M	10.80% p.a.	Annual	Single payment	Mar/2010

The raised amount was used ofr final settlement of the 4th and 5th issues of debentures and for payment of other loan installments.

Accrued interest in 2005 was R$ 33,378 referring to the 1st series, paid semi-annually, and R$ 9,013 referring to the 2nd Series, that will be paid annually from March, 2006. The amount relating to the 2nd Series plus the remaining balance of R$ 12,631 relating to the 1st Series are registered under the line item “Loans and financing” in current liabilities.

(v) 8th Issue of Debentures

In completion to the program registered at the CVM on September 17, 2004 the Company issued, on June 1st, 2005, 700,000 debentures, using the option of increase the quantity of debentures allowed in up to 20%, according to the paragraph 2nd of article 14 of the CVM inscription nr. 400/03, distributed into two series, without re-covenants, at par value of R$ 1, amounting to R$ 700,000. The settlement date of the financial operation was June 24, 2005.

The debentures have been placed in the market as follows:

				Interest		Maturity
	Amount	Adjustment	Interests	Payment	Amortization	Date

1st Series	350,000	-	CDI+1.5% p.a.	Semiannual	Single payment	Jun/2009
2nd Series	350,000	IGP-M	10.75% p.a.	Annual	Single payment	Jun/2011

The amount received has been destined to the settlement of the Euro Bonds contract (note 9 (e) (i)).

In the fiscal year of 2005, interests in the amount of R$ 41,028 have been provisioned referring to the 1st series, paid semi-annually, and R$ 21,420 referring to the 2nd series, that will be paid annually from June, 2006. The amount referring to the 2nd series, plus the remaining balance of R$ 5,341 referring to the 1st series, are registered under the line item “Loans and Financing” in current liabilities.

Financial covenants of the 6th, 7th and 8th issue

  Adjusted current ratio over 1.0; current assets divided by current liabilities, excluding from the current liabilities the short-term portion of the long-term debts undertaken by the Company.
  EBITDA/Financial Expenses equal to or less than 1.5.
  Non-compliance with these obligations will not be evidenced unless if recorded in quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

(c) Caixa Econômica Federal

Pró-Saneamento (Pro-Sanitation) Program

(i) Water and sewage agreements

During 1996 through 2004, the Company entered into several loan agreements under the Federal Government Pro-Sanitation Program, with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months, from the date the related projects become operational.

The balance at December 31, 2005 is R$ 482,984 (2004 - R$ 480,389). In addition, amounts available from these loans are R$ 462,875.

Contract charges are as follows:

Contract executed in:

	1996	1997	1998 - 2004

Interest rates	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

In the grace period:
Risk fee	1.0% on disbursed	1.0% on disbursed	0.6% p.a. or 2% p.a. on
	amount	amount	outstanding balance
Management fee	0.12% p.m. on	2.0% p.a. on	1.0% p.a. on
disbursed value or 2%
p.a. on outstanding
balance por agreements
	contract value	disbursed value	executed in 2003-2004.

In the repayment stage:
Difference between
Management fee	calculation of installment	1.0% p.a. on	1.0% p.a. on
	at the rate of 10.5% p.a.	outstanding balance	outstanding balance
less rate of 9.5% p.a.

(ii) Pro-sanitation programs – “Pró-Sanear”

In 1997 and 1998 contracts were signed under the Pro-Sanitation – “Pró-Sanear” program for the improvement of water and sewage services in several municipalities of the Metropolitan Region of São Paulo, with the participation of the communities receiving the services. The loans are collateralized by collections of the billings from water supply and sewage services up to the total amount of the debt. Contractually established repayment terms are 180 months from the date the related projects become operational. Outstanding loan balances were R$ 19,873 at December 31, 2005 (2004 - R$ 17,591), the amount available for use from these loans, for the projects already in progress, is R$ 24,287.

Applicable financial charges:

Interest rate - 5.0% p.a.
Management fee (Grace period) - 2.0% p.a. on outstanding balance
Management fee (amortization stage) – 1.0% p.a. on outstanding balance
Risk fee (grace period) - 1.0% on disbursement

Financial covenants:

  Under the Performance Improvement Agreement, goals are set for financial indexes (operating margin, personnel expense margin and revenue evasion index) and operating indexes which, based on the previous 2 years, are semiannually projected for the next 2 years.

(d) BNDES

Agreement 01.2.619.3.1 - Executed in August 2002, in the total amount of R$ 60,000, with the purpose of financing part of the Company’s counterparty in the performance of the Tietê River Depolluting Project - Stage II, object also of loan agreement no. 1212/OC - BR, with the Interamerican Development Bank - IDB. The related project is in the execution stage, the total amount disbursed in 2005 having been R$ 8,093, and the outstanding balance at December 31, 2005 was R$ 52,735 (2004 - R$ 44,446).

Onlending agreement 10/669.748 -6, in the total amount of R$ 180,000, distributed among the financial agents in the following proportions:

Agent	Amount

Unibanco - União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage, the total amount disbursed at December 31, 2005 were R$ 24,280, and the outstanding balance was R$ 158,322 (R$ 133,340 in 2004). The onlending agreement funds are passed on from BNDES to the financial agents, and by the agents to the Company. The onlending agreement has the same purpose as the agreement entered into between BNDES and the Company, and the charges and amortization terms are equal for both:

Interest – Long-Term Interest Rate TJLP limited to 6% p.a., plus a spread of 3% per annum, payable quarterly during the grace period, and monthly in the repayment period.

Any portion of the TJLP exceeding 6% p.a. is added to the principal balance.

Montly principal repayments began in September 2005, with final maturity in February 2013.

The agreements are collateralized by part of the revenue from water and sewage services.

Financial covenants:

  Adjusted current ratio: over 1.0;
  EBITDA / ROL: equal or higher than 38%;
  Total connections (water and sewage) / own employees: equal or higher than 520;
  EBITDA / Debt Service: equal or higher than 1.5;
  Shareholders’ Equity / Total Liabilities: equal or higher than 0.8.

(e) Eurobonds

(i) A foreign credit transaction was entered into in July, 1997, having “UBS - Securities LLC” as lead arranger and “Deutsche Morgan Grenfell” and “BB Securities” as co-lead arrangers, in the amount of US$ 275,000 thousand, with interest rate of 10% p.a. payable semiannually and final maturity date in July 28, 2005. These funds were intended for advanced settlement of the 8th issue of debentures.

(ii) In June 2003, the Company issued US$ 225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008. “The Bank of New York” acted as lead arranger and “The Bank of Tokyo Mitsubishi Ltd.” as principal paying agent. These funds were used for final settlement of the Eurobonds issue of US$ 200,000 thousand matured in July 2003.

Financial covenants (In constant purchasing power currency)

  No incurrence of additional indebtedness if the debt/adjusted capitalization (*) ratio is greater than 0.42;
  Debt service coverage ratio cannot not be less than 2.5 (adjusted EBITDA(**)/financial expenses);
  Loans to controlling shareholder must be limited to the respective amount of accounts receivable.

(*) Adjusted capitalization excludes from the Shareholders’ Equity overdue accounts receivable, both from the State of São Paulo Government and from self-operated wholesale water distribution companies in the Metropolitan Region of São Paulo - RMSP.

(**) Adjusted EBITDA is calculated by excluding unpaid sales of water and sewage services to the State of São Paulo Government and unpaid sales of wholesale water to self-operated systems in the Metropolitan Region of São Paulo - RMSP (non-accounting information).

(f) Inter-American Development Bank - IDB

Agreement 229 – In June 1987, the Company signed a loan agreement with the IDB for US$ 163 million to finance improvements and expansion of the sewage systems in the São Paulo Metropolitan Region. Semiannual principal repayments began in January 1994, with final maturity in July 2007. The loan bears interest of 7.7% per annum. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in June 1987, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2005 was US$ 26,082 thousand, R$ 61,051 (2004 - R$ 109,421).

Agreement 713 – In December 1992, the Company signed a loan agreement with the IDB for US$ 400 million to finance the Tietê River Clean-up Project – Stage I. Semiannual principal repayments began in June 1999, with final maturity in December 2017. The loan bears interest at variable rate based on the cost of funding to the IDB. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2005 was US$ 253,714 thousand, R$ 593,868 (2004 - R$ 782,609).

Agreement 896 – In December 1992, the Company signed an additional loan agreement with the IDB for US$ 50 million for the Tietê River Clean-up Project – Stage I. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2016. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2005 was US$ 30,556 thousand, R$ 71,521 (2004 - R$ 88,480).

Agreement 1.212 – In July 2000, the Company signed a loan agreement with the IDB for US$ 200 million to finance the Tietê River Clean-up Project – Stage II. The related project is in the execution stage, the total amount disbursed in 2005 having been US$ 36,691 thousand and the amount available for use from these loans is US$ 74,901 thousand.

The loan will be repaid in semiannual installments, the first of them in January 2006 and the last one in July, 2025. The loan bears interest semiannually, on the daily outstanding balance, at the annual rate determined in accordance with the costs of loans borrowed by the bank in the preceding semester, plus a spread, being variable for each semester. The outstanding balance of such agreement at December 31, 2005 was US$ 125,099 thousand, R$ 292,820 (2004 - R$ 234,671).

Financial covenants

  Agreement 229 - Long term debt must not exceed 1.5 times the shareholders’ equity.
  Agreements 713, 896 and 1.212 - Tariffs must: a) produce enough revenue to cover the system operating expenses, including those related to management, operation, maintenance and depreciation; b) ensure profitability on property, plant and equipment of not less than 7%. During the performance of the project the outstanding balances of short-term loans must not exceed 8.5% of the Company’s shareholders’ equity.

(g) International Bank for Reconstruction and Development - BIRD

Agreement 3.504 – In March 1993, the Company signed an agreement with the State Government for the transfer of the funds received by the State Government from the World Bank in December 1992. The proceeds from this loan were designated to finance the environmental clean-up of the Guarapiranga Basin. In December 1992, a guarantee agreement was executed between the Federative Republic of Brazil and the BIRD, to warrant the provision of funds to meet the obligations set forth in the financing agreement. Semiannual principal repayments began in October 1997, with final maturity in April 2007. The loan bears interest at 0.5% p.a. above the BIRD’s funding cost. The outstanding balance of such agreement at December 31, 2005 was US$ 6,439 thousand, R$ 15,072 (2004 - R$ 31,200).

(h) Syndicated loans

Deutsche Bank Luxembourg

In October 2000, the Company signed a loan agreement for US$ 100,000 thousand having the Deutsche Trust Bank Limited as paying agent and the Brazilian American Merchant Bank as arranger, for the purpose of refinancing own financial obligations. The loan bears interest at 11.125% per year, and was repaid in 10 semiannual installments, comprising principal and interest for the period, with final maturity in October 2005, at which date the final installment was paid.

Financial covenants (In constant purchasing power currency)

  No incurrence of additional indebtedness if debt/adjusted capitalization (*) ratio is greater than 0.42;
  Interest coverage may not be less than 2.5 (adjusted EBITDA(**)/financial expenses);
  Loans to controlling shareholder must be limited to the respective amount of accounts receivable.

(*) Adjusted capitalization excludes from the Shareholders’ Equity overdue accounts receivable, both from the State of São Paulo Government and from self-operated wholesale water distribution companies in the Metropolitan Region of São Paulo - RMSP.

(**) Adjusted EBITDA is calculated by excluding unpaid sales of water and sewage services to the State of São Paulo Government and unpaid sales of water on a wholesale basis to self-operated systems in the Metropolitan Region of São Paulo - RMSP (non-accounting information).

(i) Japan Bank for International Cooperation (“JBIC”)

On August 06, 2004, the Company executed a financing agreement with the JBIC - Japan Bank for International Cooperation, guaranteed by the Federal Government, in the amount of 21,320 million Japanese Yens, equivalent to approximately R$ 422,840, which is intended for the Environment Recovery Program for the Metropolitan Region of Santos Coastal Area, an enterprise worth 39,221 million Japanese Yens, equivalent to approximately R$ 777,870, the Company’s counterparty being 17,901 million Japanese Yens, equivalent to approximately R$ 355,030. The total term of the financing agreement is 25 years, comprising 18 years for amortization in semiannual installments and 7 years for grace period. Interests will be paid semiannually at the rate of 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The desimbursements started in January, 2006.

(j) Financial Commitments – Covenants

All covenants are being met and, consequently, the balances of the loans and financings are duly classified between short and long term, in accordance to the contracts.

(k) Maturity dates of loans and credit facilities

							2012
	2006	2007	2008	2009	2010	2011	onward	Total

In domestic currency	632,849	675,299	317,027	1,085,952	653,816	741,483	981,847	5,088,273
In foreign currency	126,164	106,180	597,290	70,632	70,632	70,632	534,418	1,575,948

Total	759,013	781,479	914,317	1,156,584	724,448	812,115	1,516,265	6,664,221

10. TAXES AND CONTRIBUTIONS

(a) Balance sheet and income statement

	2005	2004

In current assets (i)
Deferred income tax	7,889	5,625
Deferred social contribution	15,626	24,590

	23,515	30,215
In long-term assets (ii)
Deferred income tax	218,288	172,653
Deferred social contribution	80,532	84,618

	298,820	257,271
In current liabilities (iii)
Deferred PASEP	21,827	22,217
Deferred COFINS	49,066	49,685

	70,893	71,902
In long-term liabilities (iv)
Deferred income tax	62,162	69,731
Deferred social contribution	17,869	20,593
Deferred PASEP	14,980	12,539
Deferred COFINS	38,432	27,192

	133,443	130,055
Income
For the year
Income tax	(271,387)	(198,030)
Deferred income tax	43,242	22,792

	(228,145)	(175,238)
For the year
Social contribution	(72,039)	(52,579)
Deferred social contribution	(16,195)	(14,020)

	(88,234)	(66,599)

(i) In Current Assets

Mainly calculated on temporary differences in the amount of R$ 31,557 (2004 – R$ 22,501). The tax loss carryforwards basis of social contribution accumulated in December 31, 2005 was R$ 142,061 (2004 – R$ 250,719) wich will be realized until December 31, 2006.

(ii) In Long-Term Assets

Mainly calculated on temporary differences in the amount of R$ 873,152 (2004 – R$ 690,613) related to income tax and R$ 894,795 (2004 – R$ 705,969) related to social contribution.

The loss carry forward basis of social contribution has been transferred to short-term in 2005, at December 31, 2004 the balance was R$ 234,231.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, with taxes being deducted upon receipt of the invoices.

(iv) In long-term liabilities

- Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$ 248,651 (2004 - R$ 278,923) relating to income tax and R$ 198,545 (2004 - R$ 228,817) relating to social contribution.

- PASEP and COFINS

Substantially calculated on amounts invoiced to government agencies, the tax assessment being made at the time of acknowledgment of the invoices.

(b) Composition of deferred taxes and social contributions

In current assets:	2005	2004

Provision for contingencies	10,730	7,650
Tax loss carryforwards	12,785	22,565

	23,515	30,215

In long-term assets:
Provision for contingencies	288,898	228,929
Tax loss carryforwards	-	21,081
Other	9,922	7,261

	298,820	257,271

Total deferred assets	322,335	287,486

In current liabilities:
Deferred PASEP	21,827	22,217
Deferred COFINS	49,066	49,685

	70,893	71,902

In long-term liabilities:
Profit for government agencies	80,031	90,324
Revenue for government agencies	53,412	39,731

	133,443	130,055

Total deferred tax liabilities	204,336	201,957

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the financial statements is reconciled from the nominal rates provided by law, as shown below:

	2005	2004

Income before taxes on income	1,217,148	789,987
Statutory rate	34%	34%

Tax expense at statutory rate	(413,830)	(268,596)
Permanent differences
Realization of revaluation reserve	(30,413)	(35,530)
Interest on shareholders’ equity	118,393	51,998
Other differences	9,471	10,291

Income and social contribution taxes	(316,379)	(241,837)

Current	(343,426)	(250,609)
Deferred	27,047	8,772
Effective rate	26%	31%

11. TAXES AND CONTRIBUTIONS PAYABLE

		Current		Long-term

	2005	2004	2005	2004

Income tax	2,040	21,162	-	-
Social contribution	2,536	7,080	-	-
COFINS and PASEP	39,470	29,232	-	-
PAES	39,401	36,311	256,114	272,338
INSS	17,320	15,531	-	-
Other	5,364	5,803	-	-

Total	106,131	115,119	256,114	272,338

The Company applied for enrollment in the Special Tax Debt Refinancing Program (“PAES”), on July 15, 2003, in accordance with Law no. 10.684, of May 30, 2003, which includes COFINS and PASEP debts involved in a lawsuit brought against the enforcement of Law no. 9718/98, and consolidated the previously outstanding balance of the Tax Recovery Program (“REFIS”). The total amount included in the PAES was R$ 316,953, as follows:

Tax	Principal	Fine	Interests	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The obligation will be paid in 120 months. After enrolling in the PAES Program, the Company paid R$ 37,986 and R$ 34,894 during the years ended December 31, 2005 and 2004, respectively; financial charges in the amount of R$ 24,852 were recorded for the year ended December 31, 2005 and R$ 28,128 in 2004. The debit balance on December 31, 2005 was R$ 295,515, Assets pledged as guarantee under the previous REFIS Program, in the amount of R$ 249,034 continue to secure amounts under the PAES Program.

12. PENSION AND HEALTH BENEFIT PLANS

(a) Health benefit plan

Managed by Fundação Sabesp de Seguridade Social – “SABESPREV”, the plan is comprised of free-election health benefit plans, funded by contributions from the sponsor and the participating employees, which were the following in the year:

Company: 6.89% (2004 - 6.89%) in average on the payroll;
Participating employees: 3.21% of base salary and bonus, corresponding to 2.19% of the gross payroll, on average.

(b) Pension benefits

Managed by Fundação Sabesp de Seguridade Social – “SABESPREV”, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.19% from the participating employees. In order to meet the provisions of CVM Resolution no. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits paid granted and payable, to which the employees will be entitled after their service time.

Based on independent actuarial reports at December 31, 2005, calculated in conformity with the Projected Unit Credit Method, the Company had a net actuarial liability of R$ 329,772 (R$ 328,605 in 2004), representing the difference between the present value of the Company’s liability to the participating employees, retired employees, and pensioners, and the fair value of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2005	2004

Present value of actuarial liabilities	(790,552)	(760,015)
Fair value of plan assets	678,185	584,702
Unrecognized gains	(217,405)	(153,292)

Net actuarial liability	(329,772)	(328,605)
Amortization of past service cost	53,214	106,429

Net liability recognized in the balance sheet	(276,558)	(222,176)

(ii) Expenses recognized in the statements of income	2005

Current service cost	9,889
Interest cost	91,886

Expected return on plan assets	(70,221)
Amortization (gain)/loss	(5,312)
Employee contributions	(13,752)
Amortization of past service cost	53,215

Total	65,705

(iii) Changes in net actuarial liabilities

Present value of the net actuarial liability on December 31, 2004	(222,176)
Current service cost	(9,889)
Interest cost	(91,886)
Expected return on plan assets	70,221
Amortization (gain)/loss	5,312
Employee contributions	13,752
Amortization of past service cost	(53,215)

(287,881)

Actual contributions by the Company in 2005	11,323

Present value of net actuarial liability in December, 2005	(276,558)

(iv) Reconciliation of changes in the present value of liabilities

Fair value of plan assets at December 31, 2004	584,702
Actual return on plan assets	98,667
Actual contributions in 2005	25,076
Benefits paid in 2005	(30,260)

Fair value of plan assets at December 31, 2005	678,185

(v) Reconciliation of changes in the present value of liabilities

Present value of liabilities at December 31, 2004	760,015
Current service cost	9,889
Interest cost	91,886
Benefits paid in 2005	(30,260)
Loss in the present value of liabilities	(40,978)

Present value of liabilities on December 31, 2005	790,552

(vi) Estimated expenses	2006

Current service cost	17,545
Interest cost	93,270
Expected return on plan assets	(83,065)
Amortization (gain)/loss	(9,508)
Employees contributions	(15,411)
Amortization of past service cost	53,214

Total	56,045

(vii) Actuarial assumptions

Several statistical and other factors that attempt to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases as determined by the Company, within certain internal guidelines. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination/withdrawal rates or longer or shorter life spans of participants. Such differences may result in a significant impact on the amount of pension expense recorded by the Company.

The assumptions used for the actuarial valuation were as follows:

Economic assumptions	2005	2004

Discount rate	12.32% p.a.	12.32% p.a.
Expected rate of return on plan assets	12.06% p.a.	12.06% p.a.
Future salary increases	6.08% p.a.	6.08% p.a.
Growth in social security benefits and limits	4.00% p.a.	4.00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for	2005	2004

Mortality table	GAM 83	Adjusted IBGE
Disabled mortality table	RRB 1944	RRB 1944
Disability entry table	Modified RRB	Modified RRB
	1944	1944
Turnover table	Prudential	Prudential
Retirement age	First age with	First age with
	entitlement to	entitlement to
	one of the	one of the
	benefits	benefits
% active participants married at time of retirement	95%	95%
Age difference between participants and their spouses	Wives are 4	Wives are 4
	years younger	years younger
	than husbands	than husbands

For 2005 actuarial assessment, the general mortality table has been changed to GAM-1983 in replacement to the adjusted IBGE table, as the GAM-1983 table reflects the increase in life expectancy of the population evaluated.

Number of active participants at December 31, 2005 – 16,449 (16,673 in 2004). Number of inactive participants at December 31, 2005 – 4,881 (4,908 in 2004).

The evaluation of SABESPREV costing plan is made by an independent actuarial expert, based on different assumptions than those adopted for purposes of ascertaining benefits to employees, as set forth in CVM Resolution no. 371. SABESPREV’s technical deficit at December 31, 2005 is R$ 456,861 (2004 – R$ 357,378). Calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to SABESPREV and capitalization for the purpose of meeting CVM Resolution no. 371. Another significant difference is the discount rate of 6% for SABESPREV and 12.32% nominal rate for CVM Resolution no. 371, resulting from the combination of a long-term inflation rate of 4% per year and actual interest rate of 8%.

As permitted by CVM Resolution No. 371, the Company has elected to recognize, beginning 2002, over a 5-year period, the actuarial liability of the pension and retirement plan of its employees, as of December 31, 2001, in the amount of R$ 266,074.

As provided for, the amount of past service cost must be recorded as “Extraordinary Item”, net of tax effects, in the statement of income for the year as follows:

	2005	2004

Extraordinary item	53,215	53,215
Deferred Income and Social Contribution taxes	(18,093)	(18,093)

Net extraordinary item	35,122	35,122

Liabilities on December 31, 2001		266,074
Extraordinary item recorded for the period from 2002 to 2005		(212,860)

Balance to be recorded		53,214

The Sponsor and the SABESPREV are in process of negotiation so that the technical deficit is resolved, by changing from the Defined Benefit Plan to Defined Contribution Plan. The Management estimates not incurring in additional costs resulting from the change of the referred plans.

13. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July, 2005 to June, 2006, with the payment of an amount corresponding to up to one month’s payroll, in conformity with pre-established goals.

In December 2005 the Company made an advance payment of R$ 22,906, equivalent to 50% of one month’s payroll. The remainder of the 2006 accrual, if applicable, is estimated to be paid at the end of August 2006.

14. PROVISIONS FOR CONTINGENCES

(a) Provisions for contingencies

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, labor, environmental, tax and other matters. The Company has accrued amounts deemed by its legal counsels and its management to be enough to cover probable losses. As of December 31, these provisions are as follow, in accordance with the nature of the respective cases:

	2005	2004

Disputes taxes – Finsocial (i)	-	7,872
Customer claims (ii)	279,509	219,042
Contractor claims (iii)	194,357	174,354
Civil and tax claims (iv)	74,510	34,590
Labor claims(v)	28,576	25,854
Environmental claims (vi)	24,198	17,884
Other claims	11,247	11,008

Total	612,397	490,604

Current portion	31,557	30,373
Long-term portion	580,840	460,231

(b) Lawsuits with possible risk of loss

In 2005, new lawsuits were filed by customers in the estimated amount of R$ 103 million, with monetary adjustment, interests and attorney’s fees in the approximate amount of R$ 32 million.

In relation to contractor, new actions were filed in the approximate amount of R$ 117 million, with monetary adjustment to the lawsuits in course of approximately R$ 59 million.

Following are lawsuits in course against the Company at administrative and judicial levels, in different courts, for which legal counsel has assessed the likelihood of loss as possible and therefore, no provision has been recorded based on this legal counsel’s assessment:

	2005	2004

Customers claims(ii)	728,900	594,200
Contractor claims (iii)	178,700	178,300
Civil and tax claims(iv)	324,400	148,500
Labor claims (v)	11,500	9,600
Environmental claims (vi)	202,600	200,300
Other claims	7,900	15,900

Total	1,454,000	1,146,800

(i) Disputed taxes – Finsocial

In July 1991, the Company filed an Annulment and Declaratory Action (No. 91.0663460 -5), seeking FINSOCIAL debts to be declared null and void and the Company’s liability to contribute to FINSOCIAL to be extinguished. Deposits were made in court, at the 2% rate, referring to the period from April 1991 until April 1992. On August 30, 2004, the Company was authorized to withdraw 75% of these deposits. The remaining 25% of the amount, corresponding to the rate of

0.5%, was held as escrow deposit and a provision was posted for such purpose. Upon the ruling of the Federal Supreme Court – “STF” of the constitutionality of the FINSOCIAL on gross revenues of service providers, wich in the understanding of our legal counsel has effects over the discussion on the merit by the Company, the Company settled the amount of R$ 57,016 on July 26, 2002, corresponding to 1.5% of the total amount due, and requested the conversion into income, to the benefit of the Federal Revenue Service, of the total amount deposited in court, that has been formalized in 2005, terminating the judicial litigation.

(ii) Customer claims

Approximatly 930 customer claims were filed by business customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases with probable risk of loss.

(iii) Contractor claims

Certain construction service contractors have filled claims in cort alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and economic-financial unbalance of the contract. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable chance of loss.

(iv) Civil and Tax claims

Civil claims refer to indemnities for material damages, pain and suffering and loss of profits caused to third parties and which were brought before different court levels. Provisions have been recorded for cases with probable chance of defeat.

In November, 2004, the Company filed a petition of writ of mandamus against the assessment and collection, by the Local Government of Bragança Paulista, of a fee for use of streets for implementation and passage of urban equipment intended for providing urban infrastructure services, seeking to obtain a judgment declaring the unconstitutionality and illegality of the local law that established and enacted the referred fee. On February 16, 2005, the preliminary injunction was granted on the Company’s behalf, suspending liability for the tax credits and for the fee for use of the areas until a final decision on the merit is rendered and ordering the Local Government of Bragança Paulista to suspend and refrain itself from demanding overdue or outstanding amounts allegedly due in conformity with the local law under judgment. On June 24, 2005, SABESP was notified of the acceptance of its request. The City Hall of Bragança Paulista has filed an appeal, which is still pending sentence up to the present date. On December 31, 2005 and 2004, no amount has been accrued.

(v) Labor claims

The Company is party to a number of labor proceedings, such as matters referring to overtime, health hazard, premium claims, prior notice period, job deviation, salary parity and others, with a major portion of the amounts claimed under provisional or final execution stage, in several different court levels, and thus are classified as probable loss, and duly provisioned for.

On January 09, 1990, the Water, Sewage and Environment Workers Union of São Paulo – “SINTAEMA” filed an lawsuit against the Company, alleging that it failed to pay certain benefits, and that it would be liable for the payment of fine to the “SINTAEMA” under the terms of a collective bargaining agreement in effect at that time. On July 31, 1992, the Labor Court rendered an adverse judgment against the Company, however did not award losses and damages on behalf of the labor union at such time. Presently, the Company is negotiating the amount to be paid with the labor union. In addition, the Company filed a petition for writ of mandamus seeking a relief determining that the labor union is imposing an excessive fine, since it exceeds, by far, the principal amount of the debt. The request has been denied by the trial court and the case is currently pending an affirmative judgment from the Superior Labor Court – “TST”.

(vi) Environment claims

Environment claims refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – “CETESB” (Environment Sanitation Technology Company), seeking to impose fine for environmental damages allegedly caused by the Company.

Among other matters involving the State of São Paulo Public Attorney’s Office, the following are worthy of mention: (A) On April 4, 2002, the Company was served process in a public action filed by the District Attorney´s Office of the Municipality of São Bernardo do Campo, aiming at repairing damages caused by reason of the mud discharge arising from the waste treatment facilities of the Company in current waters, as well as requesting the interruption of such discharge. An injunction has been granted determining that the Company suspended the mud discharge and assessing a daily fine in the amount of R$ 50,000.00 in case the Company does not comply with the provision of such injunction; however, such injunction was withdrawn. The trial court rendered an affirmative judgment to the Company, against which an appeal has been filed. The Company is presently unable to estimate the extent or amounts involved in connection with the compliance with eventual measures it may be required to adopt by virtue of a judgment rendered in this case classified as possible risk of loss; (B) on October 21, 2004, a trial court judgment was rendered in a public lawsuit brought by the Office of the Public Prosecutor of the Judicial District of Paraguaçu Paulista on February 17, 2003, at the first Civil Court of Paraguaçu Paulista against the Company, which partially granted the civil public lawsuit and sentenced the Company to (i) refrain itself from disposing of “in natura” sewage into any river in the Municipality of Paraguaçu Paulista; (ii) invest in a water and sewage treatment system in this municipality; (iii) pay an indemnity for environmental damages awarded in the amount of R$ 116,934, which was classified as possible risk of loss. The court decision determined, further, that the non-compliance with items (i) and/or (ii) above will subject the Company to the payment of daily fines. The Company filed an appeal against the trial court decision; (C) on February 25, 2003, a request for a preliminary injunction was filed for the Company to immediately refrain itself from disposing of sewage without due treatment, in the municipality of Lutécia, as well as for the purpose of determining that payments for water and sewage services by users thereof be deposited in court until the Company has fulfilled the necessary plan of investments in the water and sewage system of the municipality, in addition to daily fine in the amount of one thousand

(1,000) minimum salaries in case of non-compliance with the award-making decision. After submission of an expert report, the Public Prosecutor Office requested the Company to be sentenced to pay the amount of R$ 82,779. The Company, considering the possibility of an eventual settlement with the Public Prosecutor Office, condemned the area and requested the respective environment licenses.

Other Proceedings related to the Concession

On December 02, 1997, the Municipality of Santos enacted a law expropriating the Company’s water and sewage systems in that municipality. In response, the Company filed a petition for writ of mandamus added by a preliminary injunction against the enactment of the referred law, seeking the annulment thereof. The preliminary injunction was denied by the trial court. Such decision was further reversed by the State of São Paulo Court of Appeals, which granted the writ of mandamus suspending the effects of the referred law. The trial court judge rendered an affirmative judgment to the Company, against which an appeal was filed by the municipality of Santos. No final decision has been rendered up to this date about the matter by the Court of Appeals.

The Municipality of Sandovalina brought a lawsuit seeking to terminate the concession agreement entered into with the Company and to sentence the Company to pay contractual penalty as well as losses and damages for the supposed losses suffered by the Municipality on account of the absence of sewage treatment and for damages caused to streets. The preliminary injunction for immediate reversal of the treatment of water in the municipality was denied. The Company challenged the case and filed a counterclaim seeking the plaintiff to be sentenced to pay R$ 115 relating to water supply in the period from December 1999 to August 2003, as well as to pay liquidated damages, without prejudice to losses and damages arising out of the Municipality having resumed the services. The Company presently continues to operate the water and sewage systems in the Municipality of Sandovalina and the case is in the discovery stage of the proceeding.

The Municipality of Itapira has declared the voidance of the concession contract and filed a repossession lawsuit.

The action has been sentenced as precedent. SABESP has filed an appeal, which is pending sentence.

The Municipality of Salto de Pirapora has obtained injunction to regain control of the basic sanitation. SABESP has filed a lawsuit, aiming at suspending the effects of the injunction granted, which has been accepted.

15. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 registered common shares, with no par value, upon resolution of the board of directors.

(b) Subscribed and paid-up capital

The subscribed and paid-up capital comprises 28,479,577,827 common nominative shares, without par value, distributed as follows:

		2005		2004

Shareholders	Number of shares	%	Number of shares	%

State of São Paulo Department of Finance	14,313,511,871	50.26	14,313,511,872	50.26
Companhia Brasileira de Liquidação e
Custódia	7,708,472,937	27.06	8,070,467,685	28.33
The Bank of New York ADR Department
(Equivalent to stock) (*)	6,430,069,500	22.58	6,068,470,750	21.31
Other	27,523,519	0.10	27,127,520	0.10

	28,479,577,827	100.00	28,479,577,827	100.00

(*) each ADR equals 250 shares.

(c) Dividends to Shareholders

Shareholders are entitled to minimum mandatory dividend of 25% of the adjusted net profit calculated in conformity with Brazilian Corporate Law.

Calculation of mandatory minimum dividends:

Net income for the year	865,647
(-) Legal reserve 5%	43,282

Net income	822,365

Mandatory minimum dividend	205,591

The Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$ 324,461, net of withheld income tax in the amount of R$ 23,755. Interest on shareholders’ equity was calculated in conformity with with article 9 of Law No. 9.249/95, at the Long-Term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity” in conformity with CVM Deliberation No. 207/96

(d) Capital reserve

Capital reserve comprises tax incentives and donations from government agencies and private entities.

(e) Profit reserves

(i) Allocation of net income

	2005	2004

1 – Profit for the year	865,647	513,028

(+) Revaluation reserve realization	89,449	104,500
(-) Interest on own capital	348,216	152,935
(-) Legal reserve 5%	43,282	25,651

Investment reserve	563,598	438,942

2 –Management will propose to transfer the balance of retained earnings in the amount of R$ 563,598 to the “Investment Reserve” account in order to meet the needs for investments out of own funds, as provided for in the Capital Budget.

(ii) Investment reserve

Investment reserve, specifically of the amount to be invested out of own funds, relating to the enlargement of the water supply and sewage systems.

16. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

Type of insurance	Insured amount – R$

Engineering risk	605,483
Fire	290,692
Civil liability – officers and employees	80,008
Civil liability – construction in progress	5,689
Civil liability – operations	1,500

The Company does not carry environmental and loss of profits insurances.

17. FINANCIAL INSTRUMENTS AND RISK

In accordance with CVM Instruction No. 235/95, the Company determined the market values of its assets and liabilities based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates in order to produce the most adequate realization value. Consequently, the estimates presented do not necessarily indicate the amounts which can be realized in the current market. The use of different market approaches and/or methodologies could have a significant effect on the estimated market values.

Market values and book values of the Company’s financial instruments at December 31, 2005 are as follows:

	Book value	Market	Unrealized gain
		value

Short-Term Investments (i)	155,718	155,718	-
Debentures (ii)	(918,367)	(955,630)	37,263
Loans and financing (ii)	(526,658)	(604,315)	77,657

	(1,289,307)	(1,404,227)	114,920

(a) Exchange rate risks

Exchange rate risk is the risk that the Company may incur losses due to exchange rate fluctuations, which could increase the liability balances and related financial expenses of loans and financing denominated in foreign currencies. The Company does not enter into hedge or swap transactions to mitigate foreign currency risk, given the amounts and related costs involved. However, at times, it enters into forward exchange transaction and financial funding transactions in Brazilian reais to mitigate foreign currency exposure.

A significant portion of the Company’s debt is denominated in foreign currency, primarily the US dollar and the Euro, totaling R$ 1,575,948 (note 9). The Company’s net exposure to the exchange rate risk at December 31, 2005 is summarized as follows:

	In thousand

	US$	€

Loans and credit facilities	666,890	1,020

(b) Interest rate risk

This risk arises out of the possibility for the Company to incur losses due to interest rates fluctuations that would increase its financial expenses related to loans and financing. The Company has not entered into hedge agreements to mitigate such risk. The Company does, however, continually monitors market interest rates in order to evaluate the possible need to replace or refinance its debt. On December 31, 2005, the Company had loans and financing in the amount of R$ 1,327,694, at variable interest rates (CDI and TJLP).

Another risk faced by the company is that the monetary adjustments of its debts are not correlated to the accounts receivable. The Company’s related water and sewage tariff rates are not necessarily correlated with the increases in the interest rates and price-level restatement indices associated with the Company’s debt.

(c) Credit risk

The Company manages credit risk principally by selling to a geographically dispersed customer base, including sales to municipal governments.

(d) Valuation of financial instruments

The Company’s main financial instruments of the Company as of December 31, 2005 and the criteria adopted for their valuation are as follows:

(i) Cash and cash equivalents – These comprise cash on hand, bank accounts, short-term investments and forward exchange transactions. The market value of these assets is not different from the amounts stated in the Company’s balance sheet.

(ii) Loans and financing and debentures had their market value determined based on the discounted cash flow, using the interest rate projections available.

18. GROSS REVENUE

	2005	2004

Metropolitan Region of São Paulo	4,044,191	3,456,837
Regional systems (i)	1,312,135	1,185,654

Total	5,356,326	4,642,491

(i) Comprises the municipalities served in the country side and coastal area of the State of São Paulo.

19. OPERATING EXPENSES

	2005	2004

Cost of sales and services:
Salaries and payroll charges	854,573	806,362
General supplies	105,333	84,489
Treatment supplies	98,823	91,450
Outsourced services	297,469	260,423
Electric power	421,319	396,940
General expenses	40,603	35,044
Depreciation and amortization	572,301	578,672

	2,390,421	2,253,380

Selling expenses:
Salaries and payroll charges	142,687	138,180
General supplies	6,632	6,028
Outsourced services	82,354	66,956
Electric power	941	802
General expenses	46,667	46,025
Depreciation and amortization	3,291	2,952
Bad debt expense, net of recoveries (note 5(c))	255,292	241,577

	537,864	502,520

	2005	2004

Administrative expenses:
Salaries and payroll charges	113,030	110,388
General supplies	3,973	3,527
Outsourced services	94,153	94,825
Electric power	1,250	904
General expenses	73,376	60,936
Depreciation and amortization	20,389	17,287
Tax expenses	29,334	25,690

	335,505	313,557

Selling and administrative costs and expenses:
Salaries and payroll charges	1,110,290	1,054,930
General supplies	115,938	94,044
Treatment supplies	98,823	91,450
Outsourced services	473,976	422,204
Electric power	423,510	398,646
General expenses	160,646	142,005
Depreciation and amortization	595,981	598,911
Tax expenses	29,334	25,690
Bad debt expense, net of recoveries	255,292	241,577

	3,263,790	3,069,457

Financial expenses:
Interests and other charges on loans and financing - local
currency	526,585	448,955
Interests and other charges on loans and financing - foreign
currency	141,844	218,900
Interest on shareholders’ equity (note 15 (e))	348,216	152,935
Interest on shareholders’ equity (reversal)	(348,216)	(152,935)
Other expenses on loans and financing	1,825	282
Income tax on foreign remittances	9,450	(23,786)
Other financial expenses	35,574	41,126
Monetary variations on loans and financing	80,411	76,057
Exchange variations on loans and credit facilities	(312,116)	(179,697)
Other monetary and foreign exchange variations	1,611	21,257
Provisions	76,482	38,483

Total financial expenses	561,666	641,577

Financial income:
Monetary variations	33,958	60,305
Income from financial investments	32,292	23,114
Interest	48,368	57,552
Other	44	1

Total financial income	114,662	140,972

COFINS and PASEP (taxes on financial income)	-	(3,101)

Total financial revenues	114,662	137,871

Financial expenses (income), net	447,004	503,706

20. OPERATING INCOME PER SEGMENT

The Company reports 2 identifiable segments: (i) water supply systems; and (ii) sewage collection systems.

			2005

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	2,771,633	2,256,857	5,028,490
Gross sales revenue – wholesale revenues	241,209	-	241,209
Other sales and services	57,034	29,593	86,627

	3,069,876	2,286,450	5,356,326
Taxes on sales and services	(213,394)	(189,569)	(402,963)

Net revenue from sales and services	2,856,482	2,096,881	4,953,363
Cost of sales and services and operating expenses	(2,205,146)	(1,058,644)	(3,263,790)

Operating profit before financial expenses	651,336	1,038,237	1,689,573

			2004

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	2,396,159	1,939,971	4,336,130
Gross sales revenue – wholesale revenues	217,378	-	217,378
Other sales and services	60,931	28,052	88,983

	2,674,468	1,968,023	4,642,491
Taxes on sales and services	(133,494)	(111,925)	(245,419)

Net revenue from sales and services	2,540,974	1,856,098	4,397,072
Cost of sales and services and operating expenses	(2,051,911)	(1,017,546)	(3,069,457)

Operating profit before financial expenses	489,063	838,552	1,327,615

21. MANAGEMENT COMPENSATION

The compensation paid by the Company to the members of its board and directors amounted to R$ 2,104 and R$ 1,838 for the years ended December 31, 2005 and 2004, respectively.

22. COMMITMENTS

(i) Lease

Administrative operating leases and property leases already contracted require the following minimum payments:

2006	10,106
2007	2,766
2008	556
2009	24

Total	13,452

Lease expenses for the years ended December 31, 2005 and 2004 were R$ 9,505 and R$ 11,300, respectively.

(ii) Take-or-pay contracts

The Company has entered into long-term take-or-pay contracts with electric power providers. The main contract values of such type of supply are presented below:

2006	192,274
2007	167,994
2008	155,890
2009	159,623
2010	161,725
2011	166,968
2012	139,530

Total	1,144,004

Electric power expenses for the years ended December 31, 2005 and 2004 were R$ 423,814 and R$ 398,744, respectively.

23. SUBSEQUENT EVENT

The INVESTMENT FUND IN CREDIT RIGHTS SABESP I (the “Fund”) has as objective, observing its investment policy, the portfolio diversification and composition, the acquisition of credit rights of SABESP, under the form of closed condominium, having a 60 (sixty) month-duration term counted from the date of issuance of its quotas, that is March 23, 2006. The fund and the distribution of its senior quotas have been registered with the Security Exchange Commission – CVM, on March 17, 2006, under the number CVM/SRE/RFD/2006/010.

A unique series of senior quotas and 26 (twenty six) subordinate quotas have been issued, kept in deposit account in name of the respective holders, with unit value at the issuance date corresponding to R$ 500,000.00 (five hundred thousand reais). The senior quotas will be amortized in 54 (fifty four) monthly installments. The subordinate quotas have been amortized and paid-in exclusively by SABESP. The Fund will have a parameter of profitability corresponding to 100% (one hundred per cent) of the DI rate variation, added by an interest pre-fixed coupon of 0.70% (zero point seventy per cent) per year based on 252 working days, observed the terms of the Fund Regulations.

The Fund is managed by Caixa Econômica Federal and has as custody entity the under-writer agent Banco do Brasil S.A.

The resources received by SABESP with the assignment of the credit rights to the Fund will be used by the Company for settlement of debts becoming due during the fiscal year 2006.

24. STATEMENT OF CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with Brasilian Corporate Law and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	2005	2004

Cash flow from operating activities:
Net income for the year	865,647	513,028

Adjustments to reconcile net income:
Deferred taxes and contributions	(32,470)	340
Deducted taxes	-	(43,096)
Provisions for contingencies	135,714	91,183
Social security liabilities	68,665	89,906
Residual value of the asset written-off	19,051	34,440
Write-off of deferred assets	6,700	-
Provision for investments	4,360	-
Depreciation and amortization	595,981	598,911
Interests calculated on loans and credit facilities payable	677,921	693,684
Monetary and foreign exchange variations on loans and credit
facilities	(230,797)	(103,640)
Monetary variation on interest on own capital	715	9,794
Interests and monetary variations in liabilities	24,852	28,128
Interests and monetary variations in assets	(21,343)	(36,000)
Bad debt expense	255,292	241,577

Adjusted net income	2,370,288	2,118,255

Variation in assets:
Accounts receivable net – short-term	(363,110)	(244,047)
Accounts receivable from shareholders	(27,991)	(166,627)
Inventories	(6,466)	(7,296)
Other accounts receivable	9,265	(20,273)
Accounts receivable, net – long-term	(122,935)	(169,839)
Accounts receivable from shareholder	(96,388)	(104,977)
Escrow deposits	(11,737)	1,387
Other accounts receivable	(4,944)	(1,753)

	(624,306)	(713,425)

Variation in liabilities:

	2005	2004

Accounts payable to suppliers and contractors	26,203	(356)
Salaries and social payroll charges	10,061	(28,066)
Interest on shareholders’ equity	(727)	(1,865)
Taxes and contributions payable	(50,064)	49,735
Other accounts payable – short-term	35,776	25,811
Pension fund	(14,283)	(13,270)
Provisions for contingencies	(13,921)	(4,416)
Other long term accounts payable	15,801	3,723

	8,846	31,296

Net cash provided by operating activities:	1,754,828	1,436,126

Cash flow from investment activities:
Purchases of property, plant and equipment	(660,373)	(670,257)
Proceeds from the sale of property, plant and equipment	-	176
Increase in deferred assets	(106)	(444)

Net cash used in investment activities	(660,479)	(670,525)

Cash flow from financing activities:
Loans and financing – short-term
Funds raised	-	130,000
Repayments	-	(133,787)
Loans and financing – long-term
Funds raised	1,153,479	780,722
Repayments	(1,991,370)	(1,585,496)
Payment of interest on shareholders’ equity	(81,842)	(132,496)
Net cash used in financial activities	(919,733)	(941,057)

Increase (decrease) in cash/cash equivalents	174,616	(175,456)

Cash and cash equivalents at the beginning of the fiscal year	105,557	281,013
Cash and cash equivalents at the end of the fiscal year	280,173	105,557

Net increase (decrease) in cash and cash equivalents	174,616	(175,456)

Supplementary cash flow information:
Interests paid on loans and financing	701,641	701,261
Capitalization of interests and financial charges	4,335	4,907
Income tax and social contribution paid	359,826	129,973
Property, plant & equipment received as donation and/or paid as
shares	13,529	14,552
Cofins and Pasep paid	378,932	216,699
Settlement of accounts	(715)	(126,814)

25. SUPPLEMENTARY INFORMATION

(a) In a constant purchasing power currency

In compliance with resolution CFC no. 900/01 – Application of the Monetary Adjustment Principle, below is a summary of supplementary information referring to the financial statements and corresponding explanatory notes prepared in a constant purchasing power currency, considering the variation of the adjustment index.

Assets	2005	2004	Liabilities	2005	2004

Current Assets			Current liabilities
Cash and cash equivalents	280,173	106,825	Suppliers and contractors	77,055	51,409
Customer accounts receivable, net	1,191,336	958,209	Loans and financing	759,013	1,514,790
Accounts receivable from shareholders	166,356	82,310	Salaries and payroll charges	117,289	108,516
Inventories	36,070	29,959	Provisions for contingencies	31,557	30,738
Taxes and contributions	23,515	30,578	Interests on shareholders’ equity	409,725	145,808
Other accounts receivable	24,023	33,688	Taxes and contributions payable	106,131	116,502

	1,721,473	1,241,569	Taxes and contributions	70,893	72,765
			Other accounts payable	119,577	84,808

Long term assets				1,691,240	2,125,336
Customer accounts receivable, net	263,356	281,400
Accounts receivable from shareholder	800,594	749,505	Long term liabilities
Indemnities receivable	148,794	150,581	Loans and financing	5,905,208	5,620,554
Escrow deposits	27,926	16,384	Taxes and contributions payable	256,114	275,609
Taxes and contributions	298,820	260,362	Taxes and contributions	5,172,790	5,441,025
Other accounts receivable	32,920	28,311	Provisions for contingencies	580,840	465,759

	1,572,410	1,486,543	Accrued pension obligation	276,558	224,845
			Other accounts payable	108,489	93,802

				12,299,999	12,121,594
Permanent assets			Shareholders’ equity
Investments	1,962	6,330	Paid-in capital	9,124,796	9,124,796
Property, plant and equipment	31,291,399	32,132,981	Capital reserve	133,533	120,029
Deferred charges	35,985	76,044	Revaluation reserve	6,841,402	7,083,304

	31,329,346	32,215,355	Profit reserves	4,532,259	4,368,408

				20,631,990	20,696,537
			Total Liabilities and Shareholders’
Total Assets	34,623,229	34,943,467	Equity	34,623,229	34,943,467

Income Statement
	2005	2004

GROSS REVENUE FROM SALES AND SERVICES	5,319,787	4,929,014
Contributions on sales and services - COFINS and PASEP	(403,118)	(259,929)

Net revenue from sales and services	4,916,669	4,669,085
Cost of sales and services sold	(3,261,296)	(3,173,008)

GROSS PROFIT	1,655,373	1,496,077

OPERATING EXPENSES
Selling	(541,174)	(537,812)
Administrative	(359,956)	(352,205)
Financial expenses, net	(345,523)	247,500

Total operating expenses	(1,246,653)	(642,517)

INCOME FROM OPERATIONS	408,720	853,560

NON-OPERATING INCOME (EXPENSES)
Loss on disposal, write of permanent assets	(50,937)	(93,139)
Others	(6,381)	880

	(57,318)	(92,259)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	351,402	761,301
Income tax	(270,953)	(207,664)
Social contribution	(71,925)	(55,092)
Deferred income tax	211,646	49,537
Deferred social contribution	44,487	(5,426)

INCOME BEFORE EXTRAORDINARY ITEM	264,657	542,656

Extraordinary item, net of income and
social contribution taxes	(35,145)	(37,670)

NET INCOME	229,512	504,986

Net profit per lot of one thousand shares of the capital in R$	8.06	17.73

This information was prepared in accordance with the following accounting practices:

(i) Adjustment index

The monetary adjustment to permanent assets, shareholders’ equity, income statement accounts and calculation of gains and losses in monetary items was carried out based on the variation of the Accounting Monetary Unit – “UMC”, taking for basis the variation of the General Prices Index – Market – “IGP-M” (1.2% in 2005 and 12.4% in 2004).

(ii) Balance sheet accounts

The amounts relating to monetary assets and liabilities stated “in a constant purchasing power currency” are identical to those presented in accordance with the “Corporate Law”, except for accounts receivable from customers, accounts payable to suppliers and contractors, deferred income tax and social contribution in long term liabilities, which are adjusted to reflect the purchasing power or the realization in currency at values of December 31, 2005, taking for basis the rate disclosed by the National Association of Investment Banks and Securities Dealers –

“ANBID”.

Permanent assets and shareholders’ equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M up to December 31, 2005.

(iii) Income statement accounts

All the accounts were adjusted based on the variation of the UMC, as from the accrual month of the transactions, adjusted by inflation gains and losses ascertained in relation to balances in the beginning and end of each month of monetary assets and liabilities, and which generated financial or nominal inflation expenses and revenues, which were deemed to reduce the respective income statement accounts to which they are linked.

(iv) Deferred taxes and contributions

Deferred income tax and social contribution were calculated based on the rates of 15%, plus additional 10% and 9%, respectively, on the surplus amount of properties and rights of the permanent assets generated by the result of their monetary adjustment, in conformity with the instructions issued by CVM, as stated in Notice no. 99/006 of the IBRACON – Brazilian Institute of Independent Auditors.

Calculation basis for tax effects over the adjustment to permanent assets:

	2005	2004

Permanent assets (net of “lands” balance)	14,821,608	15,615,903

Income tax – 25%	3,705,402	3,903,976
Social contribution – 9%	1,333,945	1,405,431

Total effects on long-term liabilities	5,039,347	5,309,407

Effects in the fiscal year
On income	(229,017)	(35,174)
On shareholders’ equity	(41,043)	275,103

Total effects on shareholders’ equity	(270,060)	239,929

(v) Conciliation between net profit for the year and shareholders’ equity, ascertained in accordance with the corporate law and in a constant purchasing power currency:

	Net profit for the year		Shareholders’ equity

	2005	2004	2005	2004

Pursuant to corporate law	865,647	513,028	8,482,548	7,951,588
Monetary adjustment
To permanent assets	(555,890)	2,196,333	17,191,976	18,056,561
To shareholders’ equity	(308,280)	(2,240,532)	-	-
Adjustment to present value – net	(982)	983	(3,187)	(2,205)
Reversal (provision) for taxes
Income tax	168,395	25,863	(3,705,402)	(3,903,976)
Social contribution	60,622	9,311	(1,333,945)	(1,405,431)

Constant purchasing power currency	229,512	504,986	20,631,990	20,696,537

(b) Value-added statement

	2005	%	2004	%

1 – REVENUES
1.1) Sales of goods, products and services	5,356,326		4,642,491
1.2) Writte off of receivables / Bad debt expenses	(255,292)		(241,577)
1.3) Non-operating	(23,800)		(32,838)

	5,077,234		4,368,076
2 – RAW MATERIALS PURCHASED FROM THIRD
PARTIES
2.1) Consumed raw material	98,823		91,450
2.2) Cost of goods and services sold	853,643		764,916
2.3) Supplies, electric power, third parties’ services and others	301,363		270,749

	1,253,829		1,127,115

3 – GROSS VALUE ADDED (1-2)	3,823,405		3,240,961
4 – DEDUCTIONS (DEPRECIATION/AMORTIZATION)	595,981		598,911

5 – NET VALUE ADDED PRODUCED BY THE ENTITY (3-	3,227,424		2,642,050
4)
6 – AMOUNTS FROM THIRD PARTIES
6.1) Financial revenues	114,662		140,972

7 – TOTAL VALUE ADDED TO BE DISTRIBUTED (5+6)	3,342,086	100.0	2,783,022	100.0

VALUE ADDED DISTRIBUTION
- Labor remuneration	1,034,677	30.9	989,063	35.6
- Salaries and payroll taxes	922,724	27.6	859,870	30.9
- Employees profit sharing	44,292	1.3	40,262	1.5
-Retirement and pension plan	67,661	2.0	88,931	3.2
- Government remuneration	875,323	26.2	598,051	21.5
- Federal	872,634	26.1	594,955	21.4
- State	1,789	0.1	2,417	0.1
- Municipal	900	0.0	679	0.0
- Third Party capital remuneration	566,439	17.0	682,880	24.5
- Interests	552,216	16.5	665,363	23.9
- Lease	14,223	0.5	17,517	0.6
- Remuneration of own capital	348,216	10.4	152,935	5.5
- Retained earnings	517,431	15.5	360,093	12.9

Companhia de Saneamento Básico do Estado de São Paulo Audit Committee

AUDIT COMMITTEE OPINION

The undersigned members of the Audit Committee of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, with due regard to their legal assignments and responsibilities, have examined the Financial Statements, the Management’s Annual Report and the Management’s Proposal for Income Allocation, for the year ended December 31, 2005 and, based on their examination, the explanations provided by the Management, and the Independent Auditors’ Report – Deloitte Touche Tohmatsu, dated March 23, 2006, particularly in its paragraph 5º, have concluded that the above-mentioned documents, in all material respects, are fairly presented, and it is their opinion that they should be submitted to the General Shareholders’ Meeting for approval.

São Paulo, March 23, 2006.

CARLOS ALBERTO PONTELLI

MARIA DE FÁTIMA ALVES FERREIRA

FRANCISCO MARTINS ALTENFELDER SILVA

DILMA SELI PENA PEREIRA

JORGE MICHEL LEPELTIER

Governor of the State of São Paulo	Geraldo Alckmin Filho

Secretary of Hydric Resources, Sanitation and	Mauro Guilherme Jardim Arce
Works

Director President	Dalmo do Valle Nogueira Filho

Economic – Financial Director, with	Rui de Britto Álvares Affonso
functions of Director of Relations with
Investors
Corporate Management Directory	Reinaldo José Rodriguez de Campos
Metropolitan Directory of Distribution	Paulo Massato Yoshimoto
Production and Technology Directory	José Everaldo Vanzo
Regional Systems Directory	Enéas Oliveira de Siqueira

Audit Committee	Arthur Correa de Mello Netto
Owner	Daniel Sonder
Francisco Martins Altenfelder Silva
Sandra Lúcia Fernandes Marinho
Jorge Michel Lepeltier

Alternate	Bruno Belíssimo Netto
Sandra Maria Giannella
Vanildo Rolando Neubauer
Volnir Pontes Júnior
Flávio Stamm

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento
Básico do Estado de São Paulo -
SABESP
Financial Statements for the Years Ended
December 31, 2005 and 2004 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.
We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2.
Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.
In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2005 and 2004, and the results of its operations, the changes in shareholders’ equity, and the changes in its financial position for the years then ended in conformity with Brazilian accounting practices.

4.
The supplementary information for the years ended December 31, 2005 and 2004, consisting of the statements of cash flows included in Note 24 and the financial statements in constant purchasing power, prepared in accordance with the criteria described in Note 25, item (a), and the statement of value added included in Note 25, item (b), are presented for purposes of additional analysis and are not a required part of the basic financial statements.This supplementary information has been subject to the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

5.
As mentioned in Note 6, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government. Due to the present stage of the negotiations between the Company and the State of São Paulo Government, it is not possible to determine the amount to be effectively reimbursed.

6.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 23, 2006

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 10, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.